Report to Shareholders for the Third Quarter, 2010
www.cibc.com           August 25, 2010
Report of the President and Chief Executive Officer
Overview of results
CIBC today reported net income of $640 million for the third quarter ended July 31, 2010, compared with net income of $434 million for the same period last year. Diluted earnings per share (EPS) were $1.53, compared with diluted EPS of $1.02 a year ago. Cash diluted EPS were $1.55(1), compared with cash diluted EPS of $1.04(1) a year ago.
     Results for the third quarter of 2010 were affected by the following items aggregating to a negative impact of $0.11 per share:
•	$138 million ($96 million after-tax, or $0.25 per share) loss from the structured credit run-off business; and

•	$76 million ($53 million after-tax, or $0.14 per share) reversal of provision for credit losses in the general allowance.
     Net income of $640 million for the third quarter compared with net income of $660 million for the prior quarter. Diluted EPS and cash diluted EPS of $1.53 and $1.55(1), respectively, for the third quarter compared with diluted EPS and cash diluted EPS of $1.59 and $1.61(1), respectively, for the prior quarter, which included items of note aggregating to a positive impact of $0.15 per share.
     CIBC’s capital position remains strong. Our Tier 1 and Tangible Common Equity ratios at July 31, 2010 were 14.2% and 9.5%, respectively, up from 13.7% and 8.9%, respectively, at April 30, 2010.
     Return on equity for the third quarter was 19.8%.
Core business performance
CIBC Retail Markets reported net income of $599 million.
     Revenue of $2.5 billion was up 7% from the third quarter of 2009, the highest growth since the first quarter of 2008, supported by strong results across our personal banking, business banking and wealth management businesses, as well as higher treasury allocations.
     Credit quality in our retail portfolios continued to improve. Provision for credit losses of $304 million was down from $334 million in the prior quarter and a peak of $417 million in the third quarter of 2009. Lower losses in our domestic commercial banking, cards and personal lending portfolios were partially offset by higher losses in our FirstCaribbean International Bank subsidiary.
     Our retail business continues to make progress against its strategy to become the primary financial institution for more of our 11 million clients. During the quarter, we provided our clients with strong financial advice and increased access and choice by continuing to invest across our franchise:
•	We announced an acquisition of $2.1 billion of credit card balances from Citigroup’s Canadian MasterCard business. This acquisition will further strengthen our market-leading credit card business by broadening our client base and diversifying our credit card portfolio, making CIBC the largest dual issuer of Visa and MasterCard products in Canada;

•	We completed our five-year strategic branch investment program to open, expand or relocate more than 70 branches more than a year ahead of schedule;

•	We were voted the “Best Consumer Internet Bank” in Canada for the third year in a row by Global Finance magazine;

•	CIBC recognized and thanked its 11 million clients across Canada during CIBC’s National Customer Appreciation Day on June 11th. Client celebrations from coast-to-coast at CIBC’s more than 1,070 branches included refreshments, activities and exciting soccer-themed contests and giveaways to show CIBC’s appreciation towards its clients; and

•	CIBC employees joined Canadians from coast-to-coast to cheer for their favourite teams as part of CIBC’s exclusive television broadcast sponsorship of the 2010 FIFA World Cup™. CIBC’s sponsorship included a 2-month national tour, branch events, street celebrations and extensive broadcast, print and online advertising.

Wholesale Banking reported net income of $25 million for the third quarter.
     Revenue of $315 million was down from $548 million in the prior quarter, primarily driven by a loss from the structured credit run-off business compared to a gain in the prior quarter.
     In our core Capital Markets and Investment Banking businesses, combined revenue of $387 million was down from $407 million in the prior quarter.
     Credit quality in our corporate loan portfolios remained strong. Provision for credit losses of $29 million was up slightly from $27 million in the prior quarter, driven entirely by higher losses in the run-off businesses. In core businesses, losses were from our U.S. commercial real estate portfolio. Losses in this portfolio were down from the prior quarter and the third quarter of 2009.
     Against the backdrop of a challenging environment and low levels of client activity across the industry, our core business results in Wholesale Banking were solid. This performance reflects the consistency and risk control that the business set out to achieve two years ago with its renewed client-focused strategy.
     Wholesale Banking had several notable achievements during the third quarter:
•	CIBC acted as joint lead manager on a $5.1 billion, 2-tranche offering from Canada Housing Trust No. 1 in May;

•	CIBC acted as joint lead and joint bookrunner on a 10-year, $1.0 billion bond offering from TELUS Corporation. This offering is the largest single tranche corporate offering completed to date in 2010 and the first investment grade telecom issue of the year;

•	CIBC acted as exclusive financial advisor to Quadra Mining Ltd. on its $3.5 billion merger with FNX Mining Company Inc.;

•	CIBC acted as sole bookrunner on a US$376 million treasury offering for Central Fund of Canada, the largest physical gold and silver bullion fund in North America. This is the largest of the 25 transactions CIBC has completed for the Central Fund Group; and

•	CIBC acted as sole lead arranger and bookrunner on a corporate revolver for Enerplus of $1.0 billion, as well as co-lead arranger and joint bookrunner on revolving credit facilities for Teck Resources, Hydro One and Taqa North of US$1.0 billion, $1.25 billion and $1.0 billion, respectively.
Structured credit run-off progress
In an environment where credit market conditions were the most challenging since early 2009, we continued to reduce exposure in our structured credit run-off business:
•	We redeemed the underlying security of a $138 million (US$134 million) written credit derivative with no impact on earnings. As a result, the written credit derivative and related hedging contract with a financial guarantor matured. We recognized a gain of $51 million (US$50 million) from the reversal of the credit valuation adjustment against the financial guarantor;

•	We terminated $343 million (US$328 million) of hedging contracts with a financial guarantor with no financial impact. As a result, an underlying trading security with a notional of $166 million (US$156 million) and a fair value of $66 million (US$62 million), as well as a written credit derivative with a notional of $177 million (US$172 million) and a nominal fair value, became unhedged;

•	We terminated a $231 million (US$225 million) written credit derivative and assumed the related loan of the same amount. The loan was subsequently delivered under the terms of the related hedging contract with a financial guarantor with no significant impact on earnings;

•	We sold an unhedged collateralized loan obligation classified as a loan with a notional of $227 million (US$221 million) and a carrying value of $214 million (US$208 million) with no significant impact on earnings;

•	We assumed underlying securities of written credit derivatives with a notional of $883 million (US$829 million) and a fair value of $92 million (US$86 million) with no significant impact on earnings; and

•	Normal amortization reduced the notional of our purchased credit derivatives with financial guarantors by $151 million (US$146 million).
     As at July 31, 2010, the fair value, net of valuation adjustments, of purchased protection from financial guarantor counterparties was $1.1 billion (US$1.0 billion). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
     In summary, CIBC delivered solid performance and progress during the third quarter. The investments we are making in our retail and wholesale businesses are furthering our strength in Canada and positioning us well for the future.
     Given the uncertainty related to the economic recovery and the regulatory environment, we will continue to grow our businesses cautiously while maintaining balance sheet strength and expense discipline.
CIBC Third Quarter 2010

CIBC in our communities
In addition to generating strong returns for our shareholders, CIBC is committed to supporting causes that matter to our clients, our employees and our communities. This past quarter included several notable achievements:
•	CIBC clients and employees in British Columbia and the Yukon Territories raised $435,000 for the B.C. Children’s Hospital Foundation. Corporate donations and the generosity of CIBC employees and clients have contributed $6 million since 1995 to support the growing needs of the hospital;

•	CIBC clients and employees raised $370,000 for Fondation Centre de cancérologie Charles-Bruneau at the 15th annual Tour CIBC Charles-Bruneau in Montreal to raise money for kids with cancer. This amount represents a 50% increase over last year and 35% of the Tour’s 2010 fundraising goal;

•	CIBC was named one of Canada’s 50 Most Socially Responsible Corporations in the annual Jantzi-Maclean’s Corporate Social Responsibility Report. The report recognizes the top 50 corporations that perform best across a broad range of environmental, social, and governance indicators as tracked by Jantzi Research;

•	CIBC was selected by Corporate Knights as one of the Best 50 Corporate Citizens for 2010, marking the sixth time the bank has made the list since the annual ranking began in 2002. Corporate Knights analyzed 118 significant Canadian companies on corporate sustainability initiatives and responsible business practices;

•	CIBC hosted its first external Diversity Roundtable in June as part of its 18th annual Diversity month. More than 60 human resources professionals from a range of companies, that included financial services, telecommunications, government, and professional consulting services, participated in the roundtable to share and discuss emerging ideas on diversity issues and trends;

•	CIBC employees and Canadians across the country celebrated National Aboriginal Day, honouring the heritage, culture, and achievements of Aboriginal peoples. Over the past five years, CIBC has committed $4.5 million to organizations and programs that support our Aboriginal communities, including Job Readiness Training and National Aboriginal Achievement Foundation scholarships and bursaries for young Aboriginals;

•	CIBC committed $125,000 to the Children’s Hospital of Eastern Ontario (CHEO) Foundation’s BIG STEPS campaign. The campaign aims to attract the best research minds, physicians and health care providers to CHEO and equip them with the advanced tools and technologies they need to care for and cure kids from Eastern Ontario and Western Quebec; and

•	CIBC delivered a commitment of $200,000 to help the Hincks-Dellcrest Centre continue supporting the mental health needs of Ontario’s infants, children and youth, and their families. Hincks-Dellcrest Centre also acknowledged the bank’s 35 years of giving and for providing $1 million of consistent financial support to one of the largest charitable mental health organizations in Ontario.
Gerald T. McCaughey
President and Chief Executive Officer

(1)	For additional information, see the “Non-GAAP measures” section.
CIBC Third Quarter 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and our 2009 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of August 24, 2010. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 179 to 181 of our 2009 Annual Accountability Report.
Contents

5	External reporting changes
6	Third quarter financial highlights
7	Overview
7	Financial results
9	Significant events
10	Outlook
11	Review of quarterly financial information
12	Non-GAAP measures
12	Business unit allocations
13	Run-off businesses and other selected activities
13	Run-off businesses
21	Other selected activities
23	Business line overview
23	CIBC Retail Markets
25	Wholesale Banking
27	Corporate and Other
28	Financial condition
28	Review of consolidated balance sheet
28	Capital resources
29	Significant capital management activity
29	Off-balance sheet arrangements
30	Management of risk
30	Risk overview
30	Credit risk
32	Market risk
34	Liquidity risk
34	Other risks
35	Accounting and control matters
A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Core business performance”, “Structured credit run-off progress”, “Overview — Income Taxes”, “Overview — Significant events”, “Overview — Outlook for 2010”, “Run-off businesses”, “Capital Resources”, “Management of Risk — Liquidity risk”, and “Accounting and Control Matters” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2010 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook for 2010” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.
CIBC Third Quarter 2010

EXTERNAL REPORTING CHANGES
Retroactive changes with restatement of prior period information
First quarter:
•	The global repurchase agreement (repo) business that was previously part of Treasury in Corporate and Other was retroactively transferred to capital markets within Wholesale Banking. The results of the repo business were previously allocated substantially to other within CIBC Retail Markets.

•	Large corporate cash management revenue previously reported in business banking within CIBC Retail Markets was retroactively transferred to corporate and investment banking within Wholesale Banking.
Second and Third quarters:
There were no external reporting changes.
CIBC Third Quarter 2010

THIRD QUARTER FINANCIAL HIGHLIGHTS

	As at or for the three months ended			As at or for the nine months ended
	2010	2010	2009	2010	2009
Unaudited	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Financial results ($ millions)
Net interest income	$1,548	$1,497	$1,369	$4,559	$3,975
Non-interest income	1,301	1,424	1,488	4,272	3,065

Total revenue	2,849	2,921	2,857	8,831	7,040
Provision for credit losses	221	316	547	896	1,225
Non-interest expenses	1,741	1,678	1,699	5,167	4,991

Income before taxes and non-controlling interests	887	927	611	2,768	824
Income tax expense	244	261	172	791	279
Non-controlling interests	3	6	5	25	15

Net income	$640	$660	$434	$1,952	$530

Financial measures
Efficiency ratio	61.1%	57.5%	59.4%	58.5%	70.9%
Cash efficiency ratio, taxable equivalent basis (TEB) (1)	60.6%	57.0%	59.0%	58.0%	70.1%
Return on equity	19.8%	22.2%	14.6%	21.1%	5.1%
Net interest margin	1.74%	1.84%	1.59%	1.78%	1.50%
Net interest margin on average interest-earning assets	2.03%	2.16%	1.95%	2.09%	1.85%
Return on average assets	0.72%	0.81%	0.51%	0.76%	0.20%
Return on average interest-earning assets	0.84%	0.95%	0.62%	0.90%	0.25%
Total shareholder return	(4.17)%	18.00%	25.69%	18.08%	27.77%

Common share information
Per share - basic earnings	$1.54	$1.60	$1.02	$4.72	$1.08
- cash basic earnings (1)	1.55	1.61	1.04	4.77	1.14
- diluted earnings	1.53	1.59	1.02	4.71	1.08
- cash diluted earnings (1)	1.55	1.61	1.04	4.76	1.14
- dividends	0.87	0.87	0.87	2.61	2.61
- book value	31.36	30.00	27.87	31.36	27.87
Share price - high	75.40	77.19	67.20	77.19	67.20
- low	65.91	63.16	53.02	61.96	37.10
- closing	70.60	74.56	66.31	70.60	66.31
Shares outstanding (thousands)
- average basic	388,815	386,865	381,584	386,706	381,300
- average diluted	389,672	387,865	382,556	387,710	381,921
- end of period	390,781	388,462	382,657	390,781	382,657
Market capitalization ($ millions)	$27,589	$28,964	$25,374	$27,589	$25,374

Value measures
Dividend yield (based on closing share price)	4.9%	4.8%	5.2%	4.9%	5.3%
Dividend payout ratio	56.7%	54.5%	85.0%	55.3%	n/m
Market value to book value ratio	2.25	2.49	2.38	2.25	2.38

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$92,049	$74,930	$84,467 (2)	$92,049	$84,467 (2)
Loans and acceptances, net of allowance	184,987	183,736	172,445 (2)	184,987	172,445 (2)
Total assets	349,600	336,001	335,917	349,600	335,917
Deposits	238,102	226,793	214,227	238,102	214,227
Common shareholders’ equity	12,256	11,654	10,664	12,256	10,664
Average assets	353,092	333,589	340,661	342,599	354,585
Average interest-earning assets	302,288	283,589	277,919	291,571	286,535
Average common shareholders’ equity	11,994	11,415	10,601	11,561	10,736
Assets under administration (3)	1,216,719	1,219,054	1,160,473	1,216,719	1,160,473

Balance sheet quality measures
Common equity to risk-weighted assets	11.4%	10.8%	9.2%	11.4%	9.2%
Risk-weighted assets ($ billions)	$107.2	$108.3	$115.4	$107.2	$115.4
Tier 1 capital ratio	14.2%	13.7%	12.0%	14.2%	12.0%
Total capital ratio	18.1%	18.8%	16.5%	18.1%	16.5%

Other information
Retail / wholesale ratio (4)	74%/26%	76%/24%	69%/31%	74%/26%	69%/31%
Full-time equivalent employees	42,642	42,018	42,474	42,642	42,474

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Amounts have been restated to conform to the presentation of the current period.

(3)	Includes assets under administration or custody of CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(4)	The ratio represents the amount of economic capital attributed to the business lines as at the end of the period.

n/m	Not meaningful.
CIBC Third Quarter 2010

OVERVIEW
Financial results
Net income for the quarter was $640 million, compared to net income of $434 million for the same quarter last year and net income of $660 million for the prior quarter.
     Our results for the current quarter were impacted by the following items:
•	$138 million ($96 million after-tax) loss on the structured credit run-off business; and
•	$76 million ($53 million after-tax) reversal of provision for credit losses in the general allowance.
Net interest income
Net interest income was up $179 million or 13% from the same quarter last year, primarily due to higher treasury revenue, volume growth in most retail products, and higher interest income from trading securities, partially offset by lower interest income from available for sale (AFS) securities. The last year quarter included interest income on income tax reassessments.
     Net interest income was up $51 million or 3% from the prior quarter, mainly due to the impact of three more days in the quarter and volume growth in most retail products, partially offset by narrower spreads. The prior quarter included reversal of interest expense on the favourable conclusion of prior years’ tax audits.
     Net interest income for the nine months ended July 31, 2010 was up $584 million or 15% from the same period in 2009, mainly due to wider spreads and volume growth in most retail products and higher treasury revenue, offset in part by lower interest income on AFS and trading securities.
Non-interest income
Non-interest income was down $187 million or 13% from the same quarter last year, primarily due to losses in the structured credit run-off business compared to gains in the last year quarter. The current quarter had lower trading revenue, higher fair value option (FVO) related losses, and lower underwriting and advisory fees. These factors were partly offset by higher realized gains net of write-downs on AFS securities, higher income from securitized assets, and higher wealth management related fee income. The last year quarter included mark-to-market (MTM) losses on credit derivatives in our corporate loan hedging programs.
     Non-interest income was down $123 million or 9% from the prior quarter, primarily due to losses in the structured credit run-off business compared to gains in the prior quarter, and higher FVO related losses. These factors were partly offset by higher realized gains net of write-downs on AFS securities, and higher income from securitized assets and underwriting and advisory fees.
     Non-interest income for the nine months ended July 31, 2010 was up $1,207 million or 39% from the same period in 2009, primarily due to gains in the structured credit run-off business compared to losses in the prior year period. The current period also benefited from higher wealth management related fee income, higher income from securitized assets, higher realized gains net of write-downs on AFS securities, and higher credit-related fee income. These factors were partly offset by lower trading revenue and higher FVO related losses. The prior year period included higher MTM losses on credit derivatives in our corporate loan hedging programs and higher gains on repatriation activities.
Provision for credit losses
The total provision for credit losses was down $326 million or 60% from the same quarter last year. The specific provision for credit losses in the consumer portfolios was down $67 million, primarily due to lower write-offs in the cards and personal lending portfolios and improvements in delinquencies in the personal lending portfolio. The specific provision for credit losses in business and government lending decreased $126 million, largely due to the improvement in our portfolios in the U.S. and Europe. The change in general provision for credit losses in the quarter was favourable by $133 million when compared with the same quarter last year. The decrease was mainly in the cards and business and government portfolios, reflecting improved economic conditions.
     The total provision for credit losses was down $95 million or 30% from the prior quarter. The specific provision for credit losses in consumer portfolios was down $24 million, mainly driven by improvements in delinquencies in the cards and personal lending portfolios. The specific provision for credit losses in the business and government lending portfolio was down $11 million, largely due to lower commercial banking losses. The change in general provision for credit losses was favourable by $60 million from the prior quarter, largely attributable to improvements in delinquencies in the cards portfolio.
     The total provision for credit losses for the nine months ended July 31, 2010 was down $329 million or 27% from the same period in 2009. The specific provision for credit losses in consumer portfolios was up $21 million, mainly due to the impact of lower levels of securitized assets in cards, partially offset by lower write-offs in the cards and personal lending portfolios and improvements in delinquencies in the personal lending portfolio. The specific provision for credit losses in business and government lending was down $39 million due to lower losses in our European leveraged finance run-off portfolio, partially offset by higher losses in our U.S. real estate finance portfolio. The change in general provision for credit losses for the nine months ended July 31, 2010 was favourable by $311 million when compared with the same period last year. The decrease was mainly in the cards and business and government portfolios, reflecting improved economic conditions.
CIBC Third Quarter 2010

Non-interest expenses
Non-interest expenses were up $42 million or 2% from the same quarter last year, primarily due to higher employee compensation and benefits driven by higher performance-related compensation, and higher pension expenses resulting from changes in certain assumptions and the market value of our plan assets. In addition, occupancy costs and advertising and business development expenses were also higher in the quarter. These factors were partially offset by lower computer-related expenses and business and capital taxes. The prior year quarter included higher litigation expenses.
     Non-interest expenses were up $63 million or 4% from the prior quarter, primarily due to higher salaries driven by three more days in the quarter, and higher performance-related compensation and computer-related expenses, partially offset by lower advertising and business development expenses and occupancy costs.
     Non-interest expenses for the nine months ended July 31, 2010 were up $176 million or 4% from the same period in 2009, primarily due to higher pension expenses as noted above, and higher performance-related compensation, occupancy costs, and professional fees. These factors were partially offset by lower computer-related expenses and business and capital taxes.
Income taxes
Income tax expense was up $72 million or 42% from the same quarter last year, primarily due to higher income.
     Income tax expense was down $17 million or 7% from the prior quarter, mainly due to lower income.
     Income tax expense for the nine months ended July 31, 2010 was up $512 million from the same period in 2009, primarily due to higher income. The prior period included $104 million of tax expense related to repatriation activities.
     At the end of the quarter, our future income tax asset was $945 million, net of a $90 million (US$88 million) valuation allowance. Included in the future income tax asset are $365 million related to Canadian non-capital loss carryforwards that expire in 19 years, $54 million related to Canadian capital loss carryforwards that have no expiry date, and $309 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
     On October 2, 2009 and March 17, 2010, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. In the current quarter, CRA also proposed to disallow legal expenses related to 2006.
     On April 30, 2010, we filed Notices of Appeal with the Tax Court of Canada. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest thereon of approximately $165 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $865 million and non-deductible interest thereon of $129 million would be incurred.
     Final closing agreements for leveraged leases were executed with the Internal Revenue Service (IRS) in 2009. During the prior quarter, final taxable amounts and interest charges thereon were agreed with the IRS and payments applied to the various affected taxation years.
Foreign exchange
Our U.S. dollar denominated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate. The Canadian dollar appreciated 6% on average relative to the U.S. dollar from the same quarter last year, resulting in a $12 million decrease in the translated value of our U.S. dollar earnings.
     The Canadian dollar depreciated 2% on average relative to the U.S. dollar from the prior quarter, resulting in a $3 million increase in the translated value of our U.S. dollar earnings.
     The Canadian dollar appreciated 13% on average relative to the U.S. dollar for the nine months ended July 31, 2010 from the same period in 2009, resulting in a $71 million decrease in the translated value of our U.S. dollar earnings.
Our results for the prior quarters were affected by the following items:

Q2, 2010
•	$58 million ($40 million after-tax) gain from the structured credit run-off business; and
•	$30 million ($17 million after-tax) reversal of interest expense related to the favourable conclusion of prior years’ tax audits.
Q1, 2010
•	$25 million ($17 million after-tax) gain from the structured credit run-off business;
•	$25 million future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates; and
•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging programs.
CIBC Third Quarter 2010

Q3, 2009
•	$155 million ($106 million after-tax) negative impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging programs;
•	$95 million ($65 million after-tax) gain on the structured credit run-off business;
•	$83 million ($56 million after-tax) loan loss in our leveraged loan and other run-off portfolios;
•	$42 million ($29 million after-tax) provision for credit loss in the general allowance;
•	$27 million ($18 million after-tax) of a higher litigation provision and other operational costs;
•	$26 million ($18 million after-tax) decrease in credit valuation adjustments (CVA) against other than financial guarantors derivatives counterparties, on non-structured credit contracts;
•	$25 million ($17 million after-tax) interest income on income tax reassessments; and
•	$22 million ($14 million after-tax) of valuation charges related to certain AFS positions in exited and other run-off businesses.
Q2, 2009
•	$475 million ($324 million after-tax) loss on the structured credit run-off business;
•	$168 million ($115 million after-tax) negative impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging programs;
•	$159 million ($3 million after-tax) foreign exchange gain on repatriation activities;
•	$100 million ($65 million after-tax) of valuation charges related to certain trading and AFS positions in exited and other run-off businesses;
•	$65 million ($44 million after-tax) provision for credit loss in the general allowance;
•	$57 million write-off of future tax assets; and
•	$49 million ($29 million after-tax) net loss/write-down in our legacy merchant banking portfolio.
Q1, 2009
•	$708 million ($483 million after-tax) loss on the structured credit run-off business;
•	$94 million ($64 million after-tax) positive impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging programs;
•	$92 million ($51 million after-tax) MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting;
•	$87 million ($52 million after-tax) loss/write-down on our merchant banking portfolio; and
•	$48 million ($4 million after-tax gain) of foreign exchange losses on repatriation activities.
Significant events
Sale of CIBC Mellon Trust Company’s Issuer Services business
On July 28, 2010, CIBC Mellon Trust Company (CMT), a 50/50 joint venture between CIBC and The Bank of New York Mellon, announced it has signed an agreement to sell its Issuer Services business (stock transfer and employee share purchase plan). The transaction is expected to close later this year. CMT’s Issuer Services business results are reported in CIBC’s Corporate and Other reporting segment and the results of its operations are not considered significant to CIBC’s consolidated results.
Acquisition of Citi Cards Canada Inc.’s Canadian MasterCard portfolio
On June 14, 2010, we announced that we had reached a definitive agreement to acquire Citi Cards Canada Inc.’s rights and obligations in respect of their Canadian MasterCard directly owned and securitized credit card receivables to Broadway Trust (the Trust), and related assets estimated at $2.1 billion, for cash consideration of approximately $1.0 billion, subject to post closing adjustments. Approximately $0.8 billion of credit card receivables are directly owned. The Trust consists of approximately $1.3 billion of sold receivables, $1.1 billion funded externally by senior notes and $0.2 billion funded by subordinated notes which we will purchase. The acquired assets will be part of our CIBC Retail Markets reporting segment. The acquisition is expected to close in the quarter ending October 31, 2010.
Acquisition of CIT Business Credit Canada Inc.
On April 30, 2010, we obtained 100% control of CIT Business Credit Canada Inc. (CITBCC) through the acquisition of CIT Financial Ltd.’s (CIT) 50% common equity interest in CITBCC and CIT’s share of the outstanding shareholder advances made to CITBCC under a Master Funding Agreement. The cash consideration was $306 million. Additional cash consideration of up to $8 million may be payable to CIT depending on certain circumstances. CITBCC was established in 2000 as a joint venture between CIBC and CIT. Subsequent to the acquisition, CITBCC was renamed CIBC Asset-Based Lending Inc.
Investment in The Bank of N.T. Butterfield & Son Limited
On March 2, 2010, we invested $155 million (US$150 million) for a direct 22.5% common equity interest in Bermuda-based The Bank of N.T. Butterfield & Son Limited (Butterfield), as part of a $570 million (US$550 million) recapitalization of Butterfield. The Carlyle Group and other institutional investors invested the remaining $415 million (US$400 million). We also invested $23 million (US$22 million) or 3.3% on March 2, 2010 indirectly in common shares of Butterfield through a private equity fund sponsored by The Carlyle Group. We had previously committed US$150 million to the fund to invest in financial services transactions.
CIBC Third Quarter 2010

     Pursuant to a US$130 million rights offering, which closed on May 11, 2010, other investors, including Butterfield’s shareholders, participated in the recapitalization by subscribing for additional common shares, which decreased the size of our direct investment to $130 million (US$125 million) or 18.8% and our indirect ownership in Butterfield to $19 million (US$18 million) or 2.7%. Our total ownership in Butterfield may decrease in the future under certain circumstances.
     In addition, we have provided Butterfield with a commitment letter for a senior secured credit facility for up to US$300 million that was reduced from the original commitment letter of US$500 million during the quarter, at Butterfield’s request. We also nominated two out of twelve directors on Butterfield’s Board of Directors.
Outlook for 2010
Both the U.S. and Canadian economies ended 2009 on a stronger note, and some of that momentum carried over into the first half of 2010. Growth decelerated late in the spring, particularly in the U.S. where the benefits of fiscal stimulus were beginning to wane. We expect that more moderate pace to continue for the remainder of this fiscal year, with Canada’s housing market declining after the interest rate increases from the Bank of Canada and new rules for insured mortgages.
     CIBC Retail Markets should see a moderation in growth in mortgages, as progress in employment growth is partially offset by rising interest rates. Personal bankruptcies should continue to ease off with the recovery in the labour market. Investment product demand should be supported by rising incomes although demand may still favour lower-risk products given ongoing uncertainties in the outlook.
     Wholesale Banking activities could be affected by the potential for increased market volatility and its impact on equity issuance, but governments will remain heavy borrowers and businesses should still find debt markets attractive at historically low rates. M&A activity could also increase on improving confidence. Credit demand should be supported by inventory rebuilding, and the public debt market remains a cost-effective alternative for larger entities. U.S. real estate finance could remain slow and corporate defaults are likely to remain elevated on the lagged impacts of the past year’s recession.
CIBC Third Quarter 2010

Review of quarterly financial information

			2010			2009			2008
$ millions, except per share amounts,
for the three months ended		Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31

Revenue
CIBC Retail Markets		$2,472	$2,334	$2,402	$2,356	$2,318	$2,223	$2,375	$2,345
Wholesale Banking		315	548	613	503	552	(213)	(330)	(302)
Corporate and Other		62	39	46	29	(13)	151	(23)	161

Total revenue		2,849	2,921	3,061	2,888	2,857	2,161	2,022	2,204
Provision for credit losses		221	316	359	424	547	394	284	222
Non-interest expenses		1,741	1,678	1,748	1,669	1,699	1,639	1,653	1,927

Income before taxes and non-controlling interests		887	927	954	795	611	128	85	55
Income tax expense (benefit)		244	261	286	145	172	174	(67)	(384)
Non-controlling interests		3	6	16	6	5	5	5	3

Net income (loss)		$640	$660	$652	$644	$434	$(51)	$147	$436

Earnings (loss) per share	- basic	$1.54	$1.60	$1.59	$1.57	$1.02	$(0.24)	$0.29	$1.07
	- diluted (1)	$1.53	$1.59	$1.58	$1.56	$1.02	$(0.24)	$0.29	$1.06

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale banking activities.
     Wholesale Banking revenue was adversely affected in 2008 and early 2009 and in the present quarter, due to the charges on credit protection purchased from financial guarantors and MTM losses related to our exposure to the U.S. residential mortgage market (USRMM). Corporate and Other revenue included foreign exchange losses on repatriation activities in the first quarter of 2009, and foreign exchange gains on repatriation activities in the second quarter of 2009 and the fourth quarter of 2008.
     Retail lending provisions trended higher beginning the second half of 2008 largely due to higher losses in the cards and personal lending portfolios. This was the result of both volume growth as well as economic deterioration in the consumer sector. The cards and personal lending portfolios began to show some improvements in the first three quarters of 2010. Wholesale Banking provisions stabilized in 2010, reflecting improvement in economic conditions in both the U.S. and Europe.
     Performance-related compensation was higher in the first quarter of 2010. The fourth quarter of 2008 included severance related expenses.
     A $486 million income tax reduction attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements was recorded in the fourth quarter of 2008. Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the fourth quarter of 2008. Tax-exempt income had steadily decreased since the fourth quarter of 2008 until the third quarter of 2009. Thereafter, tax exempt income levels have remained fairly constant until increasing in the current quarter. Income tax benefits on the foreign exchange losses on repatriation activities were included in the first quarter of 2009. The second quarter of 2009 and the fourth quarter of 2008 included income tax expenses on repatriation activities. The first quarter of 2010 and the second quarter of 2009 included write-downs of future tax assets. The fourth quarter of 2009 included a tax benefit primarily from a positive revaluation of future tax assets.
CIBC Third Quarter 2010

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 57 of the 2009 Annual Accountability Report.
      The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliations of the non-GAAP measures of our strategic business units are provided in their respective sections.

		For the three months ended			For the nine months ended
		2010	2010	2009	2010	2009
$ millions, except per share amounts		Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net interest income		$1,548	$1,497	$1,369	$4,559	$3,975
Non-interest income		1,301	1,424	1,488	4,272	3,065

Total revenue per interim financial statements	A	2,849	2,921	2,857	8,831	7,040
TEB adjustment	B	11	8	6	27	35

Total revenue (TEB) (1)	C	$2,860	$2,929	$2,863	$8,858	$7,075

Trading income (loss)		$131	$225	$353	$735	$(655)
TEB adjustment		9	7	5	23	32

Trading income (loss) (TEB) (1)		$140	$232	$358	$758	$(623)

Non-interest expenses per interim financial statements	D	$1,741	$1,678	$1,699	$5,167	$4,991
Less: amortization of other intangible assets		9	9	10	28	33

Cash non-interest expenses (1)	E	$1,732	$1,669	$1,689	$5,139	$4,958

Net income applicable to common shares	F	$598	$617	$390	$1,825	$411
Add: after-tax effect of amortization of other intangible assets		7	7	7	22	25

Cash net income applicable to common shares (1)	G	$605	$624	$397	$1,847	$436

Basic weighted-average common shares (thousands)	H	388,815	386,865	381,584	386,706	381,300
Diluted weighted-average common shares (thousands)	I	389,672	387,865	382,556	387,710	381,921

Cash efficiency ratio (TEB) (1)	E/C	60.6%	57.0%	59.0%	58.0%	70.1%
Cash basic earnings per share (1)	G/H	$1.55	$1.61	$1.04	$4.77	$1.14
Cash diluted earnings per share (1)	G/I	$1.55	$1.61	$1.04	$4.76	$1.14

(1)	Non-GAAP measure.
Business unit allocations
Treasury activities impact the reported financial results of CIBC’s strategic business units (CIBC Retail Markets and Wholesale Banking).
     Each business line is charged or credited with a market-based cost of funds on assets and liabilities, respectively, and this impacts the revenue performance of the business units. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the “Other” business lines within CIBC Retail Markets and Wholesale Banking. Treasury also allocates capital to the business units in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with business unit activities. Earnings on unallocated capital and the impact of securitization activities remain in Corporate and Other. In addition, non-interest expenses are attributed to the business units to which they relate. Indirect expenses are allocated to the business units based on appropriate criteria.
     We review our transfer pricing and treasury allocation methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results is different compared to total bank results.
CIBC Third Quarter 2010

RUN-OFF BUSINESSES
Structured credit run-off business

Overview and results
Our structured credit business, within Wholesale Banking, comprised our previous activities as principal and for client facilitation. These activities included warehousing of assets and structuring of special purpose entities (SPEs), which resulted in the holding of unhedged positions. Other activities included intermediation, correlation, and flow trading, which earned a spread on matching positions.
Exposures
Our exposures largely consist of the following categories:
Unhedged
•	USRMM
•	non-USRMM
Hedged
•	financial guarantors (USRMM and non-USRMM) including unmatched positions where we have purchased protection but do not have exposure to the underlying
•	other counterparties (USRMM and non-USRMM)
Results
Net loss, before taxes, for the quarter was $138 million, compared with net income, before taxes, of $95 million for the same quarter last year and $58 million for the prior quarter.
     The net loss for the current quarter is a result of increases in CVA relating primarily to financial guarantors driven by widening of credit spreads, the Cerberus Capital Management LP (Cerberus) note, and losses on unmatched purchased protection. These losses were partially offset by gains from the transactions described below, the impact of higher receivables from financial guarantors on loan assets that are carried at amortized cost, and gains on unhedged positions.
Change in exposures
The following table summarizes our positions within our structured credit run-off business:

	2010	2009
US$ millions, as at	Jul. 31	Oct. 31

Notional
Investments and loans (1)	$12,188	$10,442
Written credit derivatives, liquidity and credit facilities	16,056	22,710

Total gross exposures	$28,244	$33,152

Purchased credit derivatives	$22,656	$32,257

(1)	Includes $829 million notional that is also reported in written credit derivatives, see footnote 8 to the total exposures table (on page 15) for additional details.
We undertook a number of transactions during the quarter to reduce our exposures, as noted below:
•	The underlying on a $138 million (US$134 million) Other non-USRMM written credit derivative was redeemed without any loss and therefore our written credit derivative as well as the related hedging contract with a financial guarantor (reported as counterparty “II”) matured. The transactions resulted in a pre-tax gain of $51 million (US$50 million) primarily from reversal of the CVA;
•	We terminated $343 million (US$328 million) of hedging contracts on Other non-USRMM exposures with a financial guarantor (reported as counterparty “II”) for cash consideration of $15 million (US$14 million). There was no significant pre-tax income as a result of the transactions. The underlying exposures that became unhedged as a result of the transactions were a trading security with notional of $166 million (US$156 million) and fair value of $66 million (US$62 million) and a written credit derivative with notional of $177 million (US$172 million) and nominal fair value as at the transaction dates;
•	We terminated a $231 million (US$225 million) written credit derivative with exposure to Other non-USRMM and assumed the related loan of the same amount. We subsequently delivered the loan under the terms of the related hedging contract with a financial guarantor (reported as counterparty “VII”). As a result, related purchased protection became unmatched. There was no significant pre-tax income as a result of the transaction;
•	We sold an unhedged collateralized loan obligation (CLO) classified as a loan with notional of $227 million (US$221 million) and carrying value of $214 million (US$208 million) for cash consideration of $213 million (US$207 million), resulting in a pre-tax loss of $1 million (US$1 million);
•	We assumed the USRMM underlying reference securities of written credit derivatives with notional of $883 million (US$829 million) and fair value of $92 million (US$86 million) as at the transaction date. There was no significant pre-tax income as a result of the transaction; and
CIBC Third Quarter 2010

•	Normal amortization reduced the notional of our purchased credit derivatives with financial guarantors by $151 million (US$146 million).
Gain on reduction of unfunded commitment on a variable funding note (VFN)
In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a collateralized debt obligation (CDO). This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO. While the Lehman estate expressed its disagreement with the actions of the indenture trustee, the estate has not instituted any legal proceeding with regard to the CDO or our VFN. The Lehman estate has, however, instituted legal proceedings involving a number of other CDOs, and in the first quarter of 2010, in Lehman Brothers Special Financing, Inc. v. BNY Corporate Trustee Services, Ltd., the U.S. bankruptcy court in New York ruled unenforceable a customary provision in a CDO transaction that reversed the priority of the payment waterfall upon the bankruptcy of Lehman, the credit support provider under a related swap agreement. That ruling, which the defendant has sought leave to appeal, does not change our belief that if contested, the trustee’s actions in reducing the unfunded commitment on our VFN to zero should be upheld although there can be no certainty regarding any eventual outcome. We continue to believe that the CDO indenture trustee’s actions were fully supported by the terms of the governing contracts and the relevant legal standards.
CIBC Third Quarter 2010

Total exposures
The exposures held within our structured credit run-off business within Wholesale Banking are summarized in the table below. Only our direct investments and exposures through written credit derivatives to consolidated CDOs are included in this table. The table excludes the protection from Cerberus on our USRMM exposures.
US$ millions, as at July 31, 2010

	Exposures (1)							Hedged by
					Written credit derivatives,			Purchased credit derivatives and index hedges
	Investments and loans			(2)	liquidity and			Financial guarantors			Others
			Carrying		credit facilities		(3)		Fair value			Fair value
	Notional	Fair value	value		Notional	Fair value	(4)(5)	Notional	before CVA	(4)	Notional	before CVA	(4)
Hedged

USRMM — CDOs	$—	$—	$—		$364	$360		$—	$—		$364	$360

Total USRMM hedged	$—	$—	$—		$364	$360		$—	$—		$364	$360

Non-USRMM
CLO	$—	$—	$—		$3,861	$222		$3,628	$209		$233	$17
CLO classified as loans (6)	6,667	6,053	6,144		—	—		6,472	391		209	15
Corporate debt	—	—	—		8,200	200		800	37		7,404	170
Corporate debt (Unmatched)	—	—	—		—	—		1,600	22		—	—
CMBS (Unmatched)	—	—	—		—	—		775	536		—	—
Other securities classified as loans (7)	442	272	353		—	—		442	170		—	—
Others (includes CMBS and TruPs)	141	71	71		344	111		291	136		213	32
Others (Unmatched)	—	—	—		—	—		225	225		—	—

Total non-USRMM hedged	$7,250	$6,396	$6,568		$12,405	$533		$14,233	$1,726		$8,059	$234

Total hedged	$7,250	$6,396	$6,568		$12,769	$893		$14,233	$1,726		$8,423	$594

Unhedged

USRMM — CDOs (8)	$3,023	$216	$216		$2,288	$2,034		$—	$—		$—	$—

Total USRMM unhedged	$3,023	$216	$216		$2,288	$2,034		$—	$—		$—	$—

Non-USRMM
CLO	$169	$119	$119		$123	$4		$—	$—		$—	$—
CLO classified as loans	563	531	539		—	—		—	—		—	—
Corporate debt	169	121	121		—	—		—	—		—	—
Montreal Accord related notes (3)(9)	372	188	188		292	n/a		—	—		—	—
Third party sponsored ABCP conduits (3)	71	71	71		91	n/a		—	—		—	—
Other securities classified as loans	268	250	236		—	—		—	—		—	—
Others (3)(10)	303	184	184		493	16		—	—		—	—

Total non-USRMM unhedged	$1,915	$1,464	$1,458		$999	$20		$—	$—		$—	$—

Total unhedged	$4,938	$1,680	$1,674		$3,287	$2,054		$—	$—		$—	$—

Total hedged and unhedged	$12,188	$8,076	$8,242		$16,056	$2,947		$14,233	$1,726		$8,423	$594

Oct. 31, 2009	$10,442	$6,721	$7,024		$22,710	$4,152		$23,748	$3,413		$8,509	$681

(1)	We have excluded our total holdings, including holdings related to our treasury activities, of notional US$925 million (October 31, 2009: US$868 million) with fair value of US$928 million (October 31, 2009: US$865 million) in debt securities issued by Federal National Mortgage Association (Fannie Mae) (notional US$109 million, fair value US$110 million), Federal Home Loan Mortgage Corporation (Freddie Mac) (notional US$84 million, fair value US$84 million), and Government National Mortgage Association (Ginnie Mae) (notional US$732 million, fair value US$734 million). Trading equity securities with a fair value of US$1 million (October 31, 2009: US$1 million), issued by Student Loan Marketing Association (Sallie Mae), were also excluded.

(2)	Excludes equity and surplus notes that we obtained in consideration for commutation of our USRMM contracts with financial guarantors with notional US$261 million and fair value US$18 million, as at July 31, 2010 (October 31, 2009: notional US$261 million and fair value US$39 million).

(3)	Undrawn notional of the liquidity and credit facilities relating to Montreal Accord related notes amounted to US$292 million (October 31, 2009: US$277 million), relating to third party non-bank sponsored asset-backed commercial paper (ABCP) conduits amounted to US$91 million (October 31, 2009: US$61 million), and relating to unhedged Other non-USRMM amounted to US$27 million (October 31, 2009: US$15 million).

(4)	This is the gross fair value of the contracts, which was typically zero, or close to zero, at the time they were entered into.

(5)	This represents the fair value of written credit derivatives only.

(6)	Investments and loans include unfunded investment commitments with a notional of US$216 million as at July 31, 2010 (October 31, 2009: US$247 million).

(7)	Represents CDOs with trust preferred securities (TruPs) collateral.

(8)	Certain underlying assets were delivered to us pursuant to terms of our derivative contracts. The above table includes US$829 million of notional and US$105 million of fair value associated with those reference assets. As the written credit derivatives remain, the US$829 million notional and liability fair value are also included in written credit derivatives.

(9)	Includes estimated notional USRMM exposure of US$88 million as at July 31, 2010 (October 31, 2009: US$104 million).

(10)	Includes warehouse non-residential mortgage-backed securities (RMBS) with notional US$10 million and fair value of nil.

n/a	Not applicable.
CIBC Third Quarter 2010

Cerberus transaction
In 2008, we transacted with Cerberus to obtain downside protection on our hedged and unhedged USRMM CDO exposures while retaining upside participation if the underlying securities recover. As at July 31, 2010, the outstanding principal and fair value of the limited recourse note issued as part of the Cerberus transaction was $531 million (US$516 million) and $428 million (US$416 million), respectively. The underlying USRMM CDO exposures, none of which are now hedged by financial guarantors, had a fair value of $477 million (US$463 million) as at July 31, 2010. During the quarter, we had a loss of $79 million (US$76 million) on the limited recourse note, including interest expense thereon.
Purchased protection from financial guarantors
The following table presents the notional amounts and fair values of non-USRMM related protection purchased from financial guarantors, and the underlying referenced assets, by counterparty. The fair value net of CVA is included in derivative instruments in other assets on the consolidated balance sheet. We no longer have USRMM related protection purchased from financial guarantors as at July 31, 2010 (October 31, 2009: notional $588 million; fair value, net of CVA $115 million).
US$ millions, as at July 31, 2010

					Notional amounts of referenced								Protection purchased from
	Standard		Moody’s		non-USRMM assets								financial guarantors
	and		investor			Corporate						Total	Fair value		Fair value
Counterparty	Poor’s		services		CLO	debt		CMBS		Others		Notional	before CVA	CVA	less CVA

I	BB+	(1)	B3	(1)	$318	$—		$777	(2)	$124		$1,219	$617	$(408)	$209
II	R	(3)	Caa2	(3)	548	—		—		—		548	25	(17)	8
III	—	(4)	—	(4)	681	—		—		115		796	87	(62)	25
IV	—	(4)	—	(4)	534	—		—		—		534	33	(26)	7
V	—	(4)	—	(4)	2,553	—		—		—		2,553	140	(35)	105
VI	BBB-	(5)	Ba1		—	2,400	(2)	—		—		2,400	59	(11)	48
VII	AAA	(1)	Aa3	(1)	4,103	—		—		225	(2)	4,328	489	(80)	409
VIII	AAA	(1)	Aa3	(1)	1,288	—		—		124		1,412	122	(25)	97
IX	BB-	(1)	Ba1		75	—		—		368		443	154	(29)	125

Total financial guarantors					$10,100	$2,400		$777		$956		$14,233	$1,726	$(693)	$1,033

Oct. 31, 2009					$13,292	$6,959		$777		$2,132		$23,160	$2,880	$(1,591)	$1,289

(1)	Credit watch/outlook with negative implication.

(2)	Includes US$1.6 billion, US$775 million, and US$225 million of unmatched purchase protection related to corporate debt, commercial mortgage-backed securities (CMBS), and Other non-USRMM, respectively.

(3)	Under review.

(4)	Rating withdrawn or not rated.

(5)	Downgraded to BB- subsequent to July 31, 2010.
The total CVA loss for financial guarantors was $116 million (US$110 million) for the quarter. Separately, we recorded a net gain of $51 million (US$50 million) on maturity of contracts with a financial guarantor during the quarter.
     As at July 31, 2010, CVA on credit derivative contracts with financial guarantors was $713 million (US$693 million) (October 31, 2009: $2.2 billion (US$2.0 billion)), and the fair value of credit derivative contracts with financial guarantors net of CVA was $1.1 billion (US$1.0 billion) (October 31, 2009: $1.5 billion (US$1.4 billion)). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
     In addition, in our other run-off portfolios, we have loans and tranched securities positions that are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors. As at July 31, 2010, these positions were performing and the total amount guaranteed by financial guarantors was approximately $71 million (US$69 million) (October 31, 2009: $75 million (US$69 million)).
CIBC Third Quarter 2010

The following table provides further data and description of the non-USRMM referenced assets underlying the protection purchased from financial guarantors:
US$ millions, as at July 31, 2010

		Fair
		value			Notional/		Fair value/			Investment	Subordination/
		purchased	Total		tranche		tranche		WAL in	grade	attachment (4)		Detachment (5)
	Notional	protection	tranches	(1)	High	Low	High	Low	years (2)(3)	underlyings	Average	Range	Average	Range

Hedged
CLO (includes loans)	$10,100	$600	70		$353	$17	$22	$—	3.5	2%	32%	24-67%	98%	50-100%
Corporate debt	800	37	1		800	800	37	37	3.4	48%	15%	15%	30%	30%
Others
TruPs (includes loans)	531	211	9		89	32	41	9	12.0	n/a	50%	45-57%	100%	100%
Non-US RMBS	124	61	2		106	18	52	9	2.9	n/a	53%	53%	100%	100%
Other	78	34	1		78	78	34	34	3.6	n/a	29%	29%	100%	100%

Unmatched
Corporate debt	1,600	22	2		800	800	16	6	2.9	66%	17%	15-18%	32%	30-33%
CMBS	775	536	2		453	322	288	248	4.4	8%	44%	43-46%	100%	100%
Other	225	225	1		225	225	225	225	5.4	n/a	—	—	100%	100%

	$14,233	$1,726	88		$2,904	$2,292	$715	$568

(1)	A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the underlying, subordination and deal specific structures such as tests/triggers.

(2)	The weighted average life (WAL) of the positions is impacted by assumptions on collateral, interest deferrals and defaults, and prepayments, and for TruPs CDOs, also the potential for successful future auctions. These assumptions and the resulting WAL, especially for TruPs CDOs, may change significantly from period to period.

(3)	The WAL of a tranche will typically be shorter than the WAL for the underlying collateral for one or more reasons relating to how cash flows from repayment and default recoveries are directed to pay down the tranche.

(4)	Subordination/attachment points are the level of losses which can be sustained on the collateral underlying the reference assets without those losses impacting the tranches shown above.

(5)	The detachment points are the level of losses on the collateral underlying the reference assets at which point any further losses cease to impact the tranches shown above.

n/a	Not available.
Hedged positions
CLO
The hedged CLO underlyings consist of 70 tranches. Approximately 14% of the total notional amount of the CLO tranches was rated equivalent to AAA, 69% rated between the equivalent of AA+ and AA-, and the remainder rated between the equivalent of A+ and A-, as at July 31, 2010. Approximately 13% of the underlying collateral was rated equivalent to BB- or higher, 57% was rated between the equivalent of B+ and B-, 17% rated equivalent to CCC+ or lower, with the remainder unrated as at July 31, 2010. The collateral comprises assets in a wide range of industries with the highest concentration in the services (personal and food) industry (21%); the broadcasting, publishing and telecommunication sector (18%); and the manufacturing sector (12%). Only 3% is in the real estate sector. Approximately 70% and 26% of the underlyings represent U.S. and European exposures, respectively.
Corporate debt
The hedged corporate debt underlyings consist of one super senior synthetic CDO tranche that references portfolios of primarily U.S. (63%) and European (25%) corporate debt in various industries (manufacturing — 28%, financial institutions — 16%, cable and telecommunications — 11%, retail and wholesale — 3%). Approximately 8% of the total notional of US$800 million of the corporate debt underlyings were rated equivalent to A- or higher, 40% were rated between the equivalent of BBB+ and BBB-, 37% were rated equivalent to BB+ or lower, with the remainder unrated as at July 31, 2010.
Others
Other hedged positions include CDOs with TruPs collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers, non-U.S. RMBS (such as European residential mortgages) and other assets including tranches of CDOs, and CMBS.
Unmatched positions
Corporate debt
The unmatched corporate debt underlyings consist of two super senior synthetic CDO tranches that reference portfolios of primarily U.S. (55%) and European (33%) corporate debt in various industries (manufacturing — 30%, financial institutions — 7%, cable and telecommunications — 14%, retail and wholesale — 9%). Approximately 21% of the total notional amount of US$1.6 billion of the unmatched corporate debt underlyings were rated equivalent to A- or higher, 45% were rated between the equivalent of BBB+ and BBB-, 23% were rated equivalent to BB+ or lower, with the remainder unrated as at July 31, 2010.
CIBC Third Quarter 2010

CMBS
The two synthetic tranches reference unmatched CMBS portfolios which are backed by pools of commercial real estate mortgages located primarily in the U.S. Approximately 8% of the underlyings were rated between the equivalent of BBB and BBB-, 11% were rated between the equivalent of BB+ and BB-, 30% were rated between the equivalent of B+ and B-, with the remainder rated equivalent to CCC+ or lower, as at July 31, 2010.
Other
Other unmatched position underlying is a loan backed by film receivables.
Purchased protection from other counterparties
The following table provides the notional amounts and fair values, before CVA of US$7 million (October 31, 2009: US$8 million) of purchased credit derivatives from non-financial guarantor counterparties, excluding unmatched purchased credit derivatives:

	USRMM related		Non-USRMM related		Total
					Notional		Fair value
					2010	2009	2010	2009
US$ millions, as at	Notional	Fair value	Notional	Fair value	Jul. 31	Oct. 31	Jul. 31	Oct. 31

Non-bank financial institutions	$364	$360	$50	$3	$414	$437	$363	$350
Banks	—	—	603	61	603	862	61	86
Canadian conduits	—	—	7,404	170	7,404	7,166	170	245
Others	—	—	2	—	2	2	—	—

	$364	$360	$8,059	$234	$8,423	$8,467	$594	$681

The non-financial guarantor counterparty hedging our USRMM exposures is a large U.S.-based diversified multinational insurance and financial services company with which CIBC has market standard collateral arrangements. Approximately 99% of other counterparties hedging our non-USRMM exposures have internal credit ratings equivalent to investment grade.
The assets underlying the exposure hedged by counterparties other than financial guarantors are as below:

	USRMM
	related		Non-USRMM related
	Notional		Notional
					Corporate
US$ millions, as at July 31, 2010	CDO	(1)	CLO	(2)	debt	Other	(3)	Total

Non-bank financial institutions	$364		$—		$—	$50		$50
Banks	—		442		—	161		603
Canadian conduits	—		—		7,404	—		7,404
Others	—		—		—	2		2

Total assets	$364		$442		$7,404	$213		$8,059

(1)	The US$364 million represents super senior CDO with approximately 66% sub-prime RMBS, 4% Alt-A RMBS, 15% ABS CDO, and 15% non-USRMM. Sub-prime and Alt-A are all pre-2006 vintage.

(2)	All underlyings are non-investment grade. 5% is North American exposure and 95% is European exposure. Major industry concentration is in the services industry (33%), the manufacturing sector (14%), the broadcasting and communication industries (12%), and only 4% is in the real estate sector.

(3)	Approximately 91% of the underlyings are investment grade or equivalent based on internal ratings with the majority of the exposure located in the U.S. and Europe. The industry concentration is primarily banking and financial institutions, manufacturing, broadcasting, publishing and telecommunication, with approximately 2% in the real estate sector.
CIBC Third Quarter 2010

Canadian conduits
We purchased credit derivative protection from Canadian conduits and generated revenue by selling the same protection to third parties. The reference portfolios consist of diversified indices of corporate loans and bonds. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. Great North Trust is sponsored by CIBC and MAV I was party to the Montreal Accord.

				Mark-to-	Collateral
				market	and
				(before	guarantee
US$ millions, as at July 31, 2010	Underlying	Notional	(1)	CVA)	notionals	(2)

Great North Trust	Investment grade corporate credit index (3)	$4,806		$154	$291
MAV I	160 Investment grade corporates (4)	2,598		16	337

		$7,404		$170	$628

(1)	These exposures mature within 3 to 7 years.

(2)	Comprises investment grade notes issued by third-party sponsored conduits, corporate floating rate notes, banker’s acceptances (BA), and funding commitments. The fair value of the collateral at July 31, 2010 was US$641 million (October 31, 2009: US$571 million).

(3)	Consists of a static portfolio of 126 North American corporate reference entities that were investment grade rated when the index was created. 79% of the entities are rated BBB- or higher. 100% of the entities are U.S. entities. Financial guarantors represent approximately 2% of the portfolio. 4% of the entities have experienced credit events. Original attachment point is 30% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

(4)	The underlying portfolio consists of a static portfolio of 160 corporate reference entities of which 91% were investment grade on the trade date. 82% of the entities are currently rated BBB- or higher (investment grade). 58% of the entities are U.S. entities. Financial guarantors represent approximately 3% of the portfolio. 2% of the entities have experienced credit events. Original attachment point is 20% and there is no direct exposure to USRMM or the U.S. commercial real estate market.
Unhedged USRMM exposures
Our remaining net unhedged exposure (excluding the Cerberus protection noted above) to the USRMM, after write-downs, was $483 million (US$470 million) as at July 31, 2010. $416 million (US$405 million) of the net unhedged exposure relates to super senior CDOs of mezzanine RMBS.
Unhedged non-USRMM exposures
Our unhedged exposures to non-USRMM primarily relate to the following categories: CLO, corporate debt, Montreal Accord related notes, third party non-bank sponsored ABCP conduits, and other.
CLO
Our unhedged CLO exposures, including those classified as loans, with notional of $0.9 billion (US$0.9 billion) are mostly tranches rated equivalent to AA or higher as at July 31, 2010, and are primarily backed by diversified pools of U.S. and European-based senior secured leveraged loans.
Corporate debt
Approximately 65%, 12% and 23% of the unhedged corporate debt exposures with notional of $173 million (US$169 million) are related to positions in Canada, Europe, and other countries, respectively.
Montreal Accord related notes
As at July 31, 2010, we held variable rate Class A-1 and Class A-2 notes and various tracking notes with a combined fair value of $193 million, and remaining notional value of $383 million that were originally received in exchange for our non-bank sponsored ABCP in January 2009, upon the ratification of the Montreal Accord restructuring. The notes are expected to mature in December 2016 and are backed by fixed income, traditional securitization and CDO assets, as well as, super senior credit default swaps on investment grade corporates. The underlying assets that have U.S. subprime mortgage exposures have been isolated and are specifically linked to tracking notes with a notional value of $90 million and a fair value of $8 million as at July 31, 2010.
     We have provided $300 million of undrawn Margin Funding Facility to be used if the amended collateral triggers of the related credit derivatives are breached and the new trusts created under the restructuring plan do not have sufficient assets to meet any collateral calls. If the loan facility was fully drawn and subsequently more collateral was required due to breaching further collateral triggers, we would not be obligated to fund any additional collateral, although the consequence would likely be the loss of that $300 million loan.
     During the first quarter, we reached a settlement with the Ontario Securities Commission relating to our participation in the ABCP market. Our total loss for the nine months ended July 31, 2010 from the settlement, MTM and dispositions was $39 million.
Third party non-bank sponsored ABCP conduits
We provided liquidity and credit related facilities to third party non-bank sponsored ABCP conduits. As at July 31, 2010, $167 million (US$162 million) of the facilities remained committed, which mostly relate to U.S. CDOs. As at July 31, 2010, $73 million (US$71 million) of the committed facilities was drawn. Of the undrawn facilities, $13 million (US$12 million) was subject to liquidity agreements under which the conduits maintain the right to put their assets back to CIBC at par. The underlying assets of the U.S. CDOs have maturities ranging from one to eight years.
CIBC Third Quarter 2010

Other
Other unhedged exposures with notional of $1.1 billion (US$1.1 billion) include $108 million (US$105 million) credit facilities (drawn US$78 million and undrawn US$27 million) provided to SPEs with lottery receivables (29%) and U.S. mortgage defeasance loans (71%).
     Included in the above are $711 million (US$691 million) of securities and written protection on tranches of high yield corporate debt portfolios and inflation linked notes with 55% rated the equivalent of AA- or higher, 10% rated between the equivalent of A+ and A-, with the remaining rated equivalent to BB+ or lower.
     Other unhedged exposures classified as loans with notional of $276 million (US$268 million) represent primarily investment grade asset-backed and corporate debt securities.
European leveraged finance (ELF)
We provided leveraged finance to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. We generally underwrote leveraged financial loans and syndicated the majority of the loans, earning a fee during the process. We stopped transacting new ELF business in 2008.
     Exposures of ELF loans (net of write-downs and allowance for credit losses) by industry are as below:

$ millions, as at July 31, 2010	Drawn	Undrawn

Manufacturing	$214	$76
Hardware and software	206	20
Wholesale trade	193	9
Publishing and printing	32	9
Business services	15	15
Telecommunications	12	13
Utilities	10	—
Transportation	10	10

Total exposure	$692	$152

Oct. 31, 2009	$834	$162

As at July 31, 2010, we had drawn leveraged loans of $716 million (October 31, 2009: $894 million) and unfunded letters of credit and commitments of $152 million (October 31, 2009: $162 million). The drawn and undrawn amounts include non-impaired notional of $529 million and $68 million, respectively, in respect of certain facilities that were restructured in current and prior quarters. Of the drawn loans, $72 million (October 31, 2009: $99 million) relating to restructured facilities were considered impaired, for which an allowance of $24 million as at July 31, 2010 (October 31, 2009: $60 million) has been applied. As a result of restructuring in the quarter, undrawn commitments of $29 million were cancelled. In addition, of the total non-impaired loans and commitments, $371 million was on the credit watch list as at July 31, 2010.
CIBC Third Quarter 2010

OTHER SELECTED ACTIVITIES
In response to the recommendations of the Financial Stability Forum, this section provides additional details on other selected activities.
Securitization business
Our securitization business provides clients access to funding in the debt capital markets. We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing ABCP to investors. We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and other financial services.
     As at July 31, 2010, our holdings of ABCP issued by our non-consolidated sponsored multi-seller conduits that offer ABCP to external investors was $32 million (October 31, 2009: $487 million) and our committed backstop liquidity facilities to these conduits was $2.7 billion (October 31, 2009: $4.0 billion). We also provided credit facilities of $40 million (October 31, 2009: $50 million) and banker’s acceptances of $72 million (October 31, 2009: $69 million) to these conduits as at July 31, 2010.
     The following table shows the underlying collateral and the average maturity for each asset type in these multi-seller conduits:

			Estimated
			weighted avg.
$ millions, as at July 31, 2010	Amount	(1)	life (years)

Asset class
Credit cards	$975		2.6	(2)
Canadian residential mortgages	586		1.3
Franchise loans	495		0.5
Auto leases	189		0.6
Equipment leases/loans	54		0.9
Other	67		1.0

	$2,366		1.6

Oct. 31, 2009	$3,612		1.7

(1)	The committed backstop liquidity facility of these assets was the same as the amounts noted in the table, other than for franchise loans and other, for which the facility was $750 million and $100 million, respectively.

(2)	Based on the revolving period and amortization period contemplated in the transaction.
The short-term notes issued by the conduits are backed by the above assets. The performance of the above assets has met the criteria required to retain the credit ratings of the notes issued by the multi-seller conduits.
     We also participated in a syndicated facility for a 364 day commitment of $475 million to a CIBC-sponsored single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $95 million. At July 31, 2010 we funded $72 million (October 31, 2009: $69 million) by the issuance of banker’s acceptances.
     We also securitize our mortgages and credit card receivables. Details of our consolidated variable interest entities and securitization transactions during the quarter are provided in Note 5 to the interim consolidated financial statements.
U.S. real estate finance
In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under three programs. The construction program offers floating-rate financing to properties under construction. The interim program offers fixed and floating-rate financing for properties that are fully leased or with some leasing or renovation yet to be done. These programs provide feeder product for the group’s permanent fixed-rate loan program and typically have an average term of one to three years.
     Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years).
     The business also maintains CMBS trading and distribution capabilities. As at July 31, 2010, we had CMBS inventory with a notional amount of $10 million (US$9 million) and a fair value of less than $1 million (US$1 million) (October 31, 2009: less than $1 million (US$1 million)).
CIBC Third Quarter 2010

The following table provides a summary of our positions in this business:

US$ millions, as at July 31, 2010	Drawn	Undrawn

Construction program	$124	$28
Interim program	1,956	203

Total exposure	$2,080	$231

Oct. 31, 2009	$2,209	$236

As at July 31, 2010, $354 million (US$345 million) (October 31, 2009: $279 million (US$257 million)) of funded loans were considered impaired and $165 million (US$160 million) of loans and $3 million (US$2 million) of undrawn commitments were included in the credit watch list. As at July 31, 2010, the allowance for credit losses for this portfolio was $158 million (US$154 million). During the quarter, we recorded a provision for credit losses of $18 million (US$17 million).
U.S. leveraged finance
We sold our U.S. leveraged finance business as part of our sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) in fiscal 2008. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to $2.1 billion (US$2.0 billion) to finance and hold syndicated loans originated for U.S. middle market companies by Oppenheimer. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC. Exposures of our U.S. leveraged loans, including loans originated through Oppenheimer (net of allowance for credit losses of $27 million (US$26 million) as at July 31, 2010) are summarized in the table below.

US$ millions, as at July 31, 2010	Drawn	Undrawn (1)

Transportation	$109	$54
Gaming and lodging	72	42
Healthcare	63	114
Media and advertising	24	15
Manufacturing	29	94
Other	24	78

Total exposure	$321	$397

Oct. 31, 2009	$370	$575

(1)	Includes unfunded letters of credit of US$29 million (October 31, 2009: US$36 million).
As at July 31, 2010, we had $14 million (US$13 million) of net impaired loans, and $124 million (US$121 million) of loans and $10 million (US$10 million) of undrawn commitments included in the credit watch list. No provision for credit losses was recognized during the quarter.
CIBC Third Quarter 2010

CIBC RETAIL MARKETS
CIBC Retail Markets comprises CIBC’s personal banking, business banking and wealth management businesses. We provide a full range of financial products and services to almost 11 million clients in Canada, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore, and the Caribbean. In addition, we offer a full range of financial services to clients in over 17 regional markets in the Caribbean through FirstCaribbean International Bank (FirstCaribbean).
Results (1)

	For the three months ended			For the nine months ended
	2010	2010	2009	2010	2009
$ millions	Jul. 31	Apr. 30	Jul. 31 (2)	Jul. 31	Jul. 31 (2)

Revenue
Personal banking	$1,605	$1,554	$1,518	$4,760	$4,370
Business banking	350	324	332	1,005	948
Wealth management	336	345	318	1,027	938
FirstCaribbean	141	165	169	463	553
Other	40	(54)	(19)	(47)	107

Total revenue (a)	2,472	2,334	2,318	7,208	6,916
Provision for credit losses	304	334	417	1,003	1,020
Non-interest expenses (b)	1,352	1,330	1,310	3,996	3,890

Income before taxes and non-controlling interests	816	670	591	2,209	2,006
Income tax expense	214	178	170	581	564
Non-controlling interests	3	5	5	13	15

Net income (c)	$599	$487	$416	$1,615	$1,427

Efficiency ratio (b/a)	54.7%	57.0%	56.6%	55.4%	56.3%
Amortization of other intangible assets (d)	$7	$7	$8	$21	$25
Cash efficiency ratio (3) ((b-d)/a)	54.4%	56.7%	56.2%	55.2%	55.9%
Return on equity (3)	45.9%	38.3%	33.2%	42.2%	38.3%
Charge for economic capital (3) (e)	$(179)	$(176)	$(171)	$(528)	$(504)
Economic profit (3) (c+e)	$420	$311	$245	$1,087	$923
Full-time equivalent employees	29,174	28,944	29,322	29,174	29,322

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Certain prior period information has been restated to conform to the presentation of the current period.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $599 million, an increase of $183 million or 44% from the same quarter last year. Revenue increased by 7% as a result of solid volume growth in personal banking and business banking, higher treasury allocations and higher fees and commissions, partially offset by the impact of a stronger Canadian dollar and lower volume in FirstCaribbean. Provision for credit losses was down 27% from the same quarter last year. Expenses increased as a result of higher performance-related compensation and pension expense.
     Net income was up $112 million or 23% compared with the prior quarter as revenue increased by 6% due to higher treasury allocations and the impact of three more days in the quarter.
     Net income for the nine months ended July 31, 2010 was $1,615 million, an increase of $188 million or 13% from the same period in 2009. Revenue increased by 4% as a result of wider spreads, volume growth and higher fees and commissions, partially offset by lower treasury allocations and the impact of a stronger Canadian dollar on FirstCaribbean. The growth in revenue was partially offset by higher expenses.
Revenue
Revenue was up $154 million or 7% from the same quarter last year.
     Personal banking revenue was up $87 million or 6%, driven by solid volume growth across most products and higher fee income.
     Business banking revenue was up $18 million or 5%, primarily due to solid volume growth across most products.
     Wealth management revenue was up $18 million or 6%, primarily due to market driven increases in asset values, partially offset by lower trading commissions.
     FirstCaribbean revenue was down $28 million or 17%, primarily due to the impact of a stronger Canadian dollar, and lower volume and treasury allocations.
     Other revenue was up $59 million due to higher treasury allocations.
CIBC Third Quarter 2010

Revenue was up $138 million from the prior quarter.
     Personal banking revenue was up $51 million, primarily due to three more days in the quarter, solid volume growth, and higher fees, offset in part by narrower spreads.
     Business banking revenue was up $26 million, primarily due to solid volume growth and three more days in the quarter.
     Wealth management revenue was down $9 million, mainly due to lower trading commissions.
     FirstCaribbean revenue was down $24 million, primarily due to lower securities gains.
     Other revenue was up $94 million due to higher treasury allocations.
Revenue for the nine months ended July 31, 2010 was up $292 million or 4% from the same period in 2009.
     Personal banking revenue was up $390 million or 9%, primarily due to wider spreads and volume growth in most products.
     Business banking revenue was up $57 million or 6%, due to higher commercial banking fees, wider spreads, and solid volume growth primarily in deposits.
     Wealth management revenue was up $89 million or 9%, mainly due to market driven increases in asset values.
     FirstCaribbean revenue was down $90 million or 16%, mainly due to a stronger Canadian dollar, lower treasury allocations and volumes, and narrower spreads, partially offset by higher securities gains.
     Other revenue was down $154 million due to lower treasury allocations.
Provision for credit losses
Provision for credit losses was down $113 million or 27% from the same quarter last year. The decrease related to lower provisions in the cards, personal lending and commercial banking portfolios.
     Provision for credit losses was down $30 million or 9% from the prior quarter largely due to decreases in the commercial banking, cards, and personal lending portfolios, partially offset by a higher FirstCaribbean provision.
     Provision for credit losses for the nine months ended July 31, 2010 was down $17 million or 2% from the same period in 2009, largely due to decreases in the personal lending, cards and small business lending portfolios, partially offset by increases in FirstCaribbean and commercial banking portfolios.
Non-interest expenses
Non-interest expenses were up $42 million or 3% from the same quarter last year. The increase was primarily due to higher performance-related compensation and pension expense, partially offset by lower litigation provisions.
     Non-interest expenses were up $22 million or 2% from the prior quarter. The increase was primarily due to higher employee compensation and benefits resulting from three more days in the quarter.
     Non-interest expenses for the nine months ended July 31, 2010 were up $106 million or 3% from the same period in 2009, largely due to higher employee compensation and benefits driven by higher performance-related compensation, partially offset by lower litigation provisions and the impact of a stronger Canadian dollar on FirstCaribbean.
Income taxes
Income taxes were up $44 million from the same quarter last year, mainly due to higher income, partially offset by a lower effective tax rate.
     Income taxes were up $36 million from the prior quarter due to higher income.
     Income taxes for the nine months ended July 31, 2010 were up $17 million from the prior period, primarily due to higher income, partially offset by a lower effective tax rate.
CIBC Third Quarter 2010

WHOLESALE BANKING
Wholesale Banking provides a wide range of capital markets, credit, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.
Results (1)

	For the three months ended			For the nine months ended
	2010	2010	2009	2010	2009
$ millions	Jul. 31	Apr. 30	Jul. 31 (2)	Jul. 31	Jul. 31 (2)

Revenue (TEB) (3)
Capital markets	$241	$275	$336	$793	$1,004
Corporate and investment banking	146	132	232	490	614
Other	(61)	149	(10)	220	(1,574)

Total revenue (TEB) (3) (a)	326	556	558	1,503	44
TEB adjustment	11	8	6	27	35

Total revenue (b)	315	548	552	1,476	9
Provision for credit losses	29	27	129	80	136
Non-interest expenses (c)	258	244	272	820	815

Income (loss) before taxes and non-controlling interests	28	277	151	576	(942)
Income tax expense (benefit)	3	87	61	166	(310)
Non-controlling interests	—	1	—	12	—

Net income (loss) (d)	$25	$189	$90	$398	$(632)

Efficiency ratio (c/b)	81.4%	44.5%	49.2%	55.5%	n/m
Amortization of other intangible assets (e)	$—	$—	$—	$1	$—
Cash efficiency ratio (TEB) (3) ((c-e)/a)	78.9%	43.9%	48.6%	54.5%	n/m
Return on equity (3)	4.4%	43.3%	13.8%	27.9%	(34.2)%
Charge for economic capital (3) (f)	$(61)	$(61)	$(83)	$(193)	$(271)
Economic (loss) profit (3) (d+f)	$(36)	$128	$7	$205	$(903)
Full-time equivalent employees	1,134	1,068	1,108	1,134	1,108

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Certain prior period information has been restated to conform to the presentation of the current period.

(3)	For additional information, see the “Non-GAAP measures” section.

n/m	Not meaningful.
Financial overview
Net income for the current quarter was $25 million, compared to net income of $90 million in the same quarter last year. This was mainly due to losses in the structured credit run-off business compared to gains in the last year quarter, and lower revenue from capital markets and the U.S. real estate finance portfolio, partially offset by a lower provision for credit losses. The last year quarter included MTM losses on corporate loan hedges.
     Net income was down $164 million from the prior quarter, mainly due to losses in the structured credit run-off business compared to gains in the prior quarter, and lower capital markets revenue. The prior quarter included a reversal of interest expense related to the favourable conclusion of prior years’ tax audits.
     Net income for the nine months ended July 31, 2010 was $398 million compared to a net loss of $632 million in the same period in 2009, mainly due to gains in the structured credit run-off and legacy merchant banking businesses compared to losses in the same period last year and lower MTM losses on corporate loan hedges, partially offset by lower capital markets and corporate and investment banking revenue.
Revenue (TEB) (3)
Revenue was down $232 million from the same quarter last year.
     Capital markets revenue was down $95 million, primarily due to lower fixed income and global derivatives revenue.
     Corporate and investment banking revenue was down $86 million, mainly due to lower revenue from U.S. real estate finance and lower gains net of write-downs in the core merchant banking portfolio.
     Other revenue was down $51 million, primarily due to losses in the structured credit run-off business compared to gains in the same quarter last year. The last year quarter also included MTM losses on corporate loan hedges.
Revenue was down $230 million from the prior quarter.
     Capital markets revenue was down $34 million, mainly due to lower fixed income trading and global derivatives
CIBC Third Quarter 2010

revenue, partially offset by higher revenue from equity issuances.
     Corporate and investment banking revenue was up $14 million, primarily due to higher revenue from equity issuances, M&A, and corporate lending activities, partially offset by lower gains net of write-downs in the core merchant banking portfolio.
     Other revenue was down $210 million due to losses in the structured credit run-off business compared to gains in the prior quarter and the reversal of interest expense in the prior quarter noted above.
Revenue for the nine months ended July 31, 2010 was up $1,459 million from the same period in 2009.
     Capital markets revenue was down $211 million, primarily due to lower revenue from global derivatives and strategic risk, fixed income trading, foreign exchange revenue, and lower equity issuance activity.
     Corporate and investment banking revenue was down $124 million, primarily due to lower revenue from U.S. real estate finance, and lower corporate lending and equity issuance activities.
     Other revenue was up $1,794 million, primarily due to gains in the structured credit and other run-off portfolios, and gains in the legacy merchant banking portfolio, compared to losses in the prior year period. MTM losses on corporate loan hedges were lower in the current period.
Provision for credit losses
Provision for credit losses was down $100 million from the same quarter last year, mainly due to lower losses in the European run-off and U.S. real estate finance portfolios.
     Provision for credit losses was up $2 million from the prior quarter.
     Provision for credit losses for the nine months ended July 31, 2010 was down $56 million from the same period in 2009, mainly due to lower losses in the European run-off portfolio.
Non-interest expenses
Non-interest expenses were down $14 million or 5% from the same quarter last year, primarily due to lower performance-related compensation.
     Non-interest expenses were up $14 million or 6% from the prior quarter, primarily due to higher employee salaries and performance-related compensation.
     Non-interest expenses for the nine months ended July 31, 2010 were up $5 million or 1% from the same period in 2009, primarily due to higher employee salaries and benefits and the ABCP settlement, partially offset by lower performance-related compensation and business and capital taxes.
Income taxes
Income tax expense was $3 million compared to $61 million in the same quarter last year and $87 million in the prior quarter, primarily due to lower income in the current quarter.
     Income tax expense for the nine months ended July 31, 2010 was $166 million compared to a benefit of $310 million for the same period in 2009, primarily due to the impact of the structured credit run-off business losses in the prior year period.
CIBC Third Quarter 2010

CORPORATE AND OTHER
Corporate and Other comprises the five functional groups — Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management — that support CIBC’s business lines. It also includes the CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The general allowance applicable to FirstCaribbean is determined locally and is included in CIBC Retail Markets. The impact of securitization is retained within Corporate and Other. The remaining revenue and expenses are generally allocated to the business lines.
Results (1)

	For the three months ended			For the nine months ended
	2010	2010	2009	2010	2009
$ millions	Jul. 31	Apr. 30	Jul. 31 (2)	Jul. 31	Jul. 31 (2)

Total revenue	$62	$39	$(13)	$147	$115
(Reversal of) provision for credit losses	(112)	(45)	1	(187)	69
Non-interest expenses	131	104	117	351	286

Income (loss) before taxes	43	(20)	(131)	(17)	(240)
Income tax expense (benefit)	27	(4)	(59)	44	25

Net income (loss)	$16	$(16)	$(72)	$(61)	$(265)

Full-time equivalent employees	12,334	12,006	12,044	12,334	12,044

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Certain prior period information has been restated to conform to the presentation of the current period.
Financial overview
Net income in the current quarter was $16 million compared to a net loss of $72 million in the same quarter last year. Net loss for the nine months ended July 31, 2010 was down $204 million compared to the same period in the prior year. This was primarily due to a lower provision for credit losses in the general allowance and higher unallocated treasury revenue, partially offset by higher unallocated corporate support costs. The same quarter last year included interest income on income tax reassessments.
     Net income in the current quarter was $16 million compared to a net loss of $16 million in the prior quarter, primarily due to a lower provision for credit losses in the general allowance and higher unallocated treasury revenue, partially offset by higher unallocated corporate support costs.
Revenue
Revenue was up $75 million from the same quarter last year, mainly due to higher unallocated treasury revenue. The last year quarter included interest income on income tax reassessments.
     Revenue was up $23 million from the prior quarter, mainly due to higher unallocated treasury revenue.
     Revenue for the nine months ended July 31, 2010 was up $32 million from the same period in 2009, mainly due to higher unallocated treasury revenue. The prior year period included higher foreign exchange gains on repatriation activities and interest income on income tax reassessments.
(Reversal of) provision for credit losses
Reversal of credit losses was $112 million in the current quarter and $187 million for the nine months ended July 31, 2010, compared to a provision of $1 million in the same quarter last year and a provision of $69 million in the same period last year. This was primarily due to a lower provision for credit losses in the general allowance for the cards and business and government portfolios, reflective of improving economic conditions.
     Reversal of credit losses was up $67 million from the prior quarter, primarily due to a lower provision for credit losses in the general allowance attributable to improvements in delinquencies in the cards portfolio.
Non-interest expenses
Non-interest expenses were up $14 million from the same quarter last year, up $27 million from the prior quarter, and up $65 million for the nine months ended July 31, 2010 from the same period in 2009, primarily due to higher unallocated corporate support costs.
Income taxes
Income tax expense was $27 million compared with an income tax benefit of $59 million in the same quarter last year and an income tax benefit of $4 million in the prior quarter, primarily due to higher income in the current quarter.
     Income tax expense for the nine months ended July 31, 2010 was up $19 million from the same period in 2009, primarily due to higher income, partially offset by lower write-downs of future tax assets. The prior year period included $104 million tax expense on repatriation activities.
CIBC Third Quarter 2010

FINANCIAL CONDITION
Review of consolidated balance sheet

	2010	2009
$ millions, as at	Jul. 31	Oct. 31

Assets
Cash and deposits with banks	$14,413	$7,007
Securities	77,636	77,576
Securities borrowed or purchased under resale agreements	32,084	32,751
Loans, net of allowance	177,678	167,212
Derivative instruments	23,886	24,696
Other assets	23,903	26,702

Total assets	$349,600	$335,944

Liabilities and shareholders’ equity
Deposits	$238,102	$223,117
Derivative instruments	26,287	27,162
Obligations related to securities lent or sold short or under repurchase agreements	43,646	43,369
Other liabilities	19,321	22,090
Subordinated indebtedness	6,067	5,157
Preferred share liabilities	600	600
Non-controlling interests	165	174
Shareholders’ equity	15,412	14,275

Total liabilities and shareholders’ equity	$349,600	$335,944

Assets
As at July 31, 2010 total assets were up $13.6 billion or 4% from October 31, 2009.
     Cash and deposits with banks increased by $7.4 billion, mainly due to higher treasury deposit placements.
     Securities overall were at the same levels as at October 31, 2009. Included in securities are trading, AFS and FVO securities. Trading securities increased mainly in the equity trading portfolio. AFS decreased mainly in the government issued bonds. FVO securities decreased mainly due to reductions in our inventory of mortgage-backed securities (MBS).
     Securities borrowed and purchased under resale agreements were down $0.7 billion or 2% on decreased client demand.
     Loans increased by $10.5 billion or 6% primarily due to mortgage originations, partially offset by new securitizations, principal repayments and liquidations.
     Derivative instruments decreased by $0.8 billion or 3%, primarily due to a decrease in valuations of credit derivatives, equity derivatives and interest rate derivatives, partially offset by an increase in valuations of foreign exchange derivatives.
     Other assets decreased by $2.8 billion or 10%, mainly due to lower banker’s acceptances, collateral pledged, and future income tax assets.
Liabilities
As at July 31, 2010, total liabilities were up $12.5 billion or 4% from October 31, 2009.
     Deposits increased by $15.0 billion or 7% largely due to issuance of covered bonds and medium term notes, retail volume growth, and reclassification of certain payables from other liabilities in the first quarter.
     Derivative instruments decreased by $0.9 billion or 3% due to the same reasons noted above for derivative assets.
     Obligations related to securities lent or sold short or under repurchase agreements increased by $0.3 billion or 1% reflecting our funding requirements and client-driven activities.
     Other liabilities decreased by $2.8 billion or 13% largely due to reclassification of certain payables to deposits as noted above and lower banker’s acceptances.
     Subordinated indebtedness increased by $0.9 billion or 18% mainly as a result of an issuance of debentures as explained in “Significant capital management activity” below.
Shareholders’ equity
Shareholders’ equity increased by $1.1 billion or 8% primarily due to a net increase in retained earnings, and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans.
Capital resources
We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details, see pages 65 to 69 of the 2009 Annual Accountability Report.
CIBC Third Quarter 2010

Regulatory capital
Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI).
     The following table presents the changes to the components of our regulatory capital:

	2010	2009
$ millions, as at	Jul. 31	Oct. 31

Tier 1 capital	$15,179	$14,154
Tier 2 capital	4,179	4,673
Total regulatory capital	19,358	18,827
Risk-weighted assets	107,176	117,298
Tier 1 capital ratio	14.2%	12.1%
Total capital ratio	18.1%	16.1%
Assets-to-capital multiple	16.6x	16.3x

Tier 1 capital ratio was up 2.1% and the total capital ratio was up 2.0% from year-end. The capital ratios benefited from lower risk-weighted assets (RWAs) and an increase in both Tier 1 and total regulatory capital.
     The $10.1 billion decrease in RWAs from year-end was largely attributable to a decrease in structured credit exposure to financial guarantors, the effect of a strengthening Canadian dollar on foreign currency denominated assets, and updates to advanced internal ratings based (AIRB) model parameters.
     Tier 1 and total regulatory capital increased from year-end mainly due to internal capital generation and the issuance of common shares. The total regulatory capital as at July 31, 2010, also reflected the $1,100 million 4.11% Debentures issued on April 30, 2010 and the planned redemption of our $1,300 million 3.75% Debentures on September 9, 2010 as noted below.
Significant capital management activity
On July 26, 2010, we announced our intention to redeem all $1,300 million of our 3.75% Debentures (subordinated indebtedness) due September 9, 2015. In accordance with their terms, the debentures will be redeemed at 100% of their principal amount, plus accrued and unpaid interest, on September 9, 2010.
     On April 30, 2010, we issued $1,100 million principal amount of 4.11% Debentures (subordinated indebtedness) due April 30, 2020. The debentures qualify as Tier 2 regulatory capital.
Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include securitization-related sales, derivatives, credit-related arrangements, and guarantees. Details on our off-balance sheet arrangements are provided on pages 70 to 72 of the 2009 Annual Accountability Report.
     The following table summarizes our exposures to non-consolidated entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured). Investments and loans are stated at carrying value. Undrawn liquidity and credit facilities and written credit derivatives are notional amounts.

					2010						2009
$ millions, as at					Jul. 31						Oct. 31
			Undrawn		Written				Undrawn		Written
			liquidity		credit				liquidity		credit
	Investment		and credit		derivatives		Investment		and credit		derivatives
	and loans	(1)(4)	facilities		(notional)	(2)(4)	and loans	(1)(4)	facilities		(notional)	(2)(4)

CIBC-sponsored conduits	$104		$2,495	(3)	$—		$556		$3,108	(3)	$—
CIBC structured CDO vehicles	459		47		385		737		66		652
Third-party structured vehicles — run-off	7,741		643		5,248		6,676		650		11,110
Third-party structured vehicles — continuing	2,218		—		—		1,695		—		—

(1)	Excludes securities issued by, retained in, and derivatives with entities established by Canada Mortgage and Housing Corporation, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae. $6.6 billion (October 31, 2009: $6.1 billion) of the exposure related to CIBC structured CDO and third-party structured vehicles was hedged by credit derivatives.

(2)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures. The negative fair value recorded on the consolidated balance sheet was $1.2 billion (October 31, 2009: $4.1 billion). Notional of $4.6 billion (October 31, 2009: $10.7 billion) were hedged with credit derivatives protection from third parties, the fair value of these hedges net of CVA was $0.6 billion (October 31, 2009: $0.6 billion). Accumulated fair value losses amount to $0.5 billion (October 31, 2009: $2.5 billion) on unhedged written credit derivatives.

(3)	Net of $104 million (October 31, 2009: $556 million) of investment and loans in CIBC sponsored conduits.

(4)	In 2009, we consolidated certain third-party structured CDOs after determining that we are the primary beneficiary following the commutation of our protection from a financial guarantor. The table above excludes our investments (fair values of $156 million and $69 million as at July 31, 2010 and October 31, 2009, respectively) in, and written credit derivatives (notional of $1.8 billion and negative fair value of $1.6 billion, as at July 31, 2010; and notional of $1.9 billion and negative fair value of $1.7 billion, as at October 31, 2009) on, the notes of these CDOs.
Additional details of our own asset securitization activities and our exposures to variable interest entities are provided in Note 5 to the interim consolidated financial statements.
CIBC Third Quarter 2010

MANAGEMENT OF RISK
Our approach to management of risk has not changed significantly from that described on pages 73 to 88 of the 2009 Annual Accountability Report.
Risk overview
We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided in the “Governance” section included within the 2009 Annual Accountability Report.
     The five key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:
•	Capital Markets Risk Management — This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.
•	Card Products Risk Management — This unit oversees the management of credit risk in the card products portfolio, including the optimization of lending profitability.
•	Retail Lending and Wealth Risk Management — This unit primarily oversees the management of credit and fraud risk in the retail lines and loans, residential mortgage, and small business loan portfolios, including the optimization of lending profitability. This unit is also responsible for overall risk management oversight over Wealth Management.
•	Wholesale Credit and Investment Risk Management — This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, managing the risks of our investment portfolios, as well as management of the special loans portfolios.
•	Risk Services — This unit is responsible for a range of activities, including: regulatory and economic capital reporting; operational risk management; and vetting and validating of models and parameters. Risk Services is also responsible for various risk policies including those associated with credit, operational, and reputation and legal risks.
Liquidity and funding risks are managed by Treasury. The measurement, monitoring and control of liquidity and funding risk is addressed in collaboration with Risk Management with oversight provided by the Asset Liability Committee.
Credit risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Exposure to credit risk
Our gross credit exposure measured as exposure at default (EAD) for on- and off-balance sheet financial instruments was $510.6 billion as at July 31, 2010 (October 31, 2009: $486.8 billion). Overall exposure was up $23.8 billion, with the increase across both the retail and business and government portfolios. The following table shows the gross EAD, before credit risk mitigation:

	2010	2009
$ millions, as at	Jul. 31	Oct. 31

Business and government portfolios-AIRB approach
Drawn	$102,302	$102,449
Undrawn commitments	25,088	22,368
Repo-style transactions	82,014	83,805
Other off-balance sheet	48,867	34,841
OTC derivatives	13,969	15,257

Gross EAD on business and government portfolios	$272,240	$258,720

Retail portfolios-AIRB approach
Drawn	$139,953	$130,028
Undrawn commitments	68,188	67,323
Other off-balance sheet	410	412

Gross EAD on retail portfolios	$208,551	$197,763

Standardized portfolios	$12,315	$12,916
Securitization exposures	17,534	17,446

Gross EAD	$510,640	$486,845

CIBC Third Quarter 2010

Included in the business and government portfolios-AIRB approach is EAD of $0.9 billion in the probability of default band considered watch list as at July 31, 2010 (October 31, 2009: $1.9 billion). The decrease in watch list exposures was broad based across most industries and geographic regions. The financial services sector is the largest contributor to the watch list exposures, including financial guarantor exposures discussed in more detail in our “Run-off businesses” section.
Counterparty credit exposures
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the 2009 consolidated financial statements.
     We establish a CVA for expected future credit losses from each of our derivative counterparties. As at July 31, 2010, the CVA for all derivative counterparties was $760 million (October 31, 2009: $2.2 billion).
     The following tables show the rating profile of derivative MTM receivables (after CVA and derivative master netting agreements but before any collateral), and impaired loans and allowance and provision for credit losses.

	2010		2009
$ billions, as at	Jul. 31		Oct. 31

Standard & Poor’s rating equivalent
AAA to BBB-	$6.09	83.7%	$6.12	75.5%
BB+ to B-	0.92	12.6	1.42	17.5
CCC+ to CCC-	0.23	3.1	0.42	5.1
Below CCC-	0.03	0.5	0.08	1.0
Unrated	0.01	0.1	0.07	0.9

	$7.28	100.0%	$8.11	100.0%

	2010	2009
$ millions, as at	Jul. 31	Oct. 31

Gross impaired loans
Consumer	$792	$727
Business and government (1)	1,250	1,184

Total gross impaired loans	$2,042	$1,911

Allowance for credit losses
Consumer	$1,096	$1,132
Business and government (1)	877	828

Total allowance for credit losses	$1,973	$1,960

Comprises:
Specific allowance for loans (2)	$817	$735
General allowance for loans (2)	1,156	1,225

Total allowance for credit losses	$1,973	$1,960

(1)	Includes scored small business portfolios which are managed on a pool basis under Basel II.

(2)	Excludes specific and general allowance for letters of credit and undrawn credit facilities of nil and $64 million, respectively (October 31, 2009: $1 million and $82 million, respectively).
Gross impaired loans were up $131 million or 7% from October 31, 2009. Consumer gross impaired loans were up $65 million or 9%, primarily due to increased new classifications in residential mortgages. Business and government gross impaired loans were up $66 million or 6%, mainly due to increases in the business services, real estate and construction, and retail sectors, partially offset by decreases in the financial institutions, publishing, printing and broadcasting sectors.
     The total allowance for credit losses was up $13 million or 1% from October 31, 2009. Canadian and U.S. allowances for credit losses make up 75% and 13%, respectively of the total allowance. The specific allowance was up $82 million or 11% from October 31, 2009. The increase was largely due to increases in the real estate and construction, and business services sectors, partially offset by a decrease in the publishing, printing and broadcasting sector. The general allowance for credit losses was down $69 million or 6% from October 31, 2009, with decreases in both consumer and business and government lending, reflecting improved economic conditions.
     For details on the provision for credit losses, see the “Overview” section.
CIBC Third Quarter 2010

Market risk
Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios, and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
     In June 2010, the Basel Committee on Banking Supervision announced the delay of the implementation of revisions to the Basel II market risk framework until December 2011. We are working on a series of enhancements to our Value-at-Risk (VaR) models in order to meet the new regulatory requirements and ensure more complete risk capture, which will increase our VaR measure. We expect implementation of these enhancements to begin in fiscal 2011 and be completed within the revised timeline for revisions to the Basel II market risk framework of fiscal first quarter 2012.
Trading activities
The following table shows VaR by risk type for CIBC’s trading activities.
     The VaR for the three months ended July 31, 2010 disclosed in the table and backtesting chart below, excludes our exposures in our run-off businesses as described on pages 13 to 20 of the MD&A. Due to volatile and illiquid markets, the quantification of risk for these positions is subject to a high degree of uncertainty. These positions are being managed down independent of our trading businesses.
     Total average risk was down 12% from the last quarter, driven mainly by a reduction in our foreign exchange, equity and interest rate risks, partly offset by an increase in debt specific risk.
     Actual realized market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, the VaR measure does not account for any losses that may occur beyond the 99% confidence level.
VaR by risk type — trading portfolio (1)

As at or for the three months ended									For the nine months ended
				2010		2010		2009	2010	2009
				Jul. 31		Apr. 30		Jul. 31	Jul. 31	Jul. 31
$ millions	High	Low	As at	Average	As at	Average	As at	Average	Average	Average

Interest rate risk	$6.2	$1.7	$4.0	$3.6	$5.0	$4.1	$6.3	$3.9	$3.5	$4.0
Credit spread risk	0.8	0.4	0.6	0.6	0.7	0.4	0.7	0.9	0.5	1.4
Equity risk	1.3	0.6	0.9	0.8	1.2	1.3	1.3	1.5	1.2	3.2
Foreign exchange risk	1.7	0.3	1.0	0.8	1.6	1.4	0.5	0.8	1.0	0.9
Commodity risk	0.8	0.2	0.6	0.5	0.7	0.4	0.5	0.7	0.5	0.7
Debt specific risk	2.5	1.5	1.5	1.9	1.8	1.5	1.2	2.6	1.6	2.9
Diversification effect (2)	n/m	n/m	(3.8)	(3.7)	(5.4)	(4.0)	(4.1)	(5.2)	(3.9)	(6.5)

Total risk	$6.8	$2.7	$4.8	$4.5	$5.6	$5.1	$6.4	$5.2	$4.4	$6.6

(1)	The table excludes exposures in our run-off businesses.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading revenue
The trading revenue (TEB)(1) and VaR backtesting graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
     Trading revenue (TEB)(1) was positive for 89% of the days in the quarter. Trading losses did not exceed VaR during the quarter. Average daily trading revenue (TEB)(1) was $3 million during the quarter.
     The trading revenue (TEB)(1) for the current quarter excludes a loss of $57 million related to changes in exposures and fair values of structured credit assets, as well as trading gains of $2 million related to gains from other positions in the run-off books.
CIBC Third Quarter 2010

Backtesting of trading revenue (TEB)(1)(1) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section.
Non-trading activities
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in Asset Liability Management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage these risks.
     The following table shows the potential impact over the next twelve months, adjusted for estimated prepayments, of an immediate 100 basis points increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment.
Interest rate sensitivity — non-trading

			2010			2010			2009
	Jul. 31			Apr. 30					Jul. 31
$ millions, as at	$	US$	Other	$	US$	Other	$	US$	Other

100 basis points increase in interest rates
Net income after tax	$110	$(43)	$4	$50	$(54)	$6	$132	$(9)	$8
Change in present value of shareholders’ equity(1)	(54)	(25)	(7)	(15)	(115)	—	193	(16)	(5)

100 basis points decrease in interest rates
Net income after tax	$(173)	$21	$(4)	$(64)	$35	$(5)	$17	$8	$(9)
Change in present value of shareholders’ equity(1)	54	25	7	63	95	—	(195)	16	5

(1)	Commencing this quarter, amounts reported exclude the impact of structural assumptions relating to shareholders’ equity.
CIBC Third Quarter 2010

Liquidity risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
     We obtain funding through both wholesale and retail sources. Core personal deposits remain a primary source of retail funding and totalled $108.8 billion, as at July 31, 2010 (October 31, 2009: $104.3 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     CIBC was an active issuer of term debt during the quarter, raising US$2.25 billion and CHF 500 million through covered bond issuances, and over $2 billion through the issuance of Canadian deposit notes.
Balance sheet liquid assets are summarized in the following table:

	2010	2009
$ billions, as at	Jul. 31	Oct. 31

Cash	$1.4	$1.2
Deposits with banks	13.1	5.8
Securities issued by Canadian governments (1)	10.1	16.8
Mortgage-backed securities (1)	16.7	19.4
Other securities (2)	40.3	31.0
Securities borrowed or purchased under resale agreements	32.1	32.8

Total assets	$113.7	$107.0

(1)	These represent securities with residual term to contractual maturity of more than one year.

(2)	Comprises AFS and FVO securities with residual term to contractual maturity within one year and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds and securities borrowed or financed through repurchase agreements, as at July 31, 2010 totalled $43.3 billion (October 31, 2009: $36.7 billion).
     Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. On June 16, 2010, DBRS changed CIBC’s outlook from negative to stable. There have been no other changes to our credit ratings and outlook during the quarter at major credit rating agencies.
     Our funding and liquidity levels remained stable and sound over the period and we do not anticipate any events, commitments or demands which will materially impact our liquidity risk position.
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.
     Details of our contractual obligations are provided on pages 86 to 87 of the 2009 Annual Accountability Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Other risks
We also have policies and processes to measure, monitor and control other risks, including operational, reputation and legal, regulatory, strategic, and environmental risks.
     For additional details, see pages 87 to 88 of the 2009 Annual Accountability Report.
CIBC Third Quarter 2010

ACCOUNTING AND CONTROL MATTERS
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the 2009 consolidated financial statements.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 89 to 95 of the 2009 Annual Accountability Report.
Valuation of financial instruments
In addition to our debt and equity trading securities and obligations related to securities sold short, all derivative contracts, AFS securities other than private equities, and FVO financial instruments are carried at fair value. Our FVO financial instruments include certain debt securities, business and government loans, and business and government bank deposits.
     The determination of fair value requires judgment and is based on market information where available and appropriate. Fair value is defined as the amount at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market (Level 1).
     If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.
     Valuation models may utilize predominantly observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize predominantly non-observable market inputs (Level 3).
     The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on non-market observable inputs (Level 3), for the total bank and the structured credit business:

	Structured credit	Total	Total
$ millions, as at July 31, 2010	run-off business	CIBC	CIBC (1)

Assets
Trading securities	$1,517	$1,518	7.3%
AFS securities	20	3,239	8.7
FVO securities and loans	28	39	0.2
Derivative instruments	1,692	1,819	7.6

Liabilities
FVO deposits	$925	$925	46.4%
Derivative instruments	3,047	3,833	14.6

(1)	Represents percentage of Level 3 assets and liabilities in each reported category on our interim consolidated balance sheet.
Sensitivity of Level 3 financial assets and liabilities
Much of our structured credit run-off business requires the application of valuation techniques using non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions. We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed, may not ultimately be able to fulfill its obligations.
     For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of probability of default as well as loss given default. The credit spreads are applied in relation to the weighted average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market credit spread is used, we also make an adjustment to reflect additional financial guarantor risk over an

CIBC Third Quarter 2010	35

equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high quality reference assets where we expect no future credit degradation.
     Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.
     Our interest-only strips from the sale of securitized assets are sensitive to prepayment rates which we consider to be a non-observable market input.
     Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.
     Asset-backed securities are sensitive to credit spreads which we consider to be a non-observable market input.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or other comprehensive income (OCI) as described below.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in MTM, generally as derived from indicative broker quotes and internal models as described above. A 10% adverse change in MTM of the underlyings would result in losses of approximately $48 million in our unhedged USRMM portfolio and $111 million in our non-USRMM portfolio, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost, and before the impact of the Cerberus transaction. The fair value of the Cerberus protection against USRMM positions is expected to reasonably offset any changes in the fair value of USRMM positions.
     For our hedged positions there are two categories of sensitivities, the first of which relates to our hedged loan portfolio and the second of which relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $41 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $11 million, assuming current CVA ratios remain unchanged. There is no impact from the Cerberus transaction because none of the underlying USRMM CDO exposures are now hedged by financial guarantors.
     The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would result in a net gain of approximately $21 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% reduction in receivables net of CVA from financial guarantors would result in a net loss of approximately $108 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip resulting from the sale of securitized assets would result in a net loss of approximately $26 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $94 million.
     A 10% reduction in the MTM of our on-balance sheet asset-backed securities that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $213 million.
     The net loss recognized in the consolidated statement of operations on the financial instruments, for which fair value was estimated using a valuation technique requiring non-observable market parameters, for the quarter ended July 31, 2010 was $561 million (for the quarter ended July 31, 2009: net gain of $607 million). We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk and future administration costs.
     During the second quarter, we reassessed our estimate of valuation adjustments for administration (servicing) costs relating to our derivatives portfolio. These valuation adjustments are based on our estimates of what a market participant would require from a fair value perspective to compensate for future servicing costs on our portfolio. This reassessment led to a release of $25 million of valuation adjustments.
     The following table summarizes our valuation adjustments:

	2010	2009
$ millions, as at	Jul. 31	Oct. 31

Trading securities
Market risk	$2	$7
Derivatives
Market risk	72	81
Credit risk	760	2,241
Administration costs	6	33
Other	2	2

Total valuation adjustments	$842	$2,364

36	CIBC Third Quarter 2010

Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.
Accounting developments — Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011 and will publish our first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. Upon adoption, we will provide fiscal 2011 comparative financial information also prepared in accordance with IFRS, including an opening IFRS consolidated balance sheet as at November 1, 2010.
     The transition to IFRS represents a significant initiative for us and is supported by a formal governance structure with an enterprise view and a dedicated project team. Our IFRS transition program has been divided into three phases: (i) discovery; (ii) execution; and (iii) conversion. The discovery phase included an accounting diagnostic which identified the accounting standards that are relevant to CIBC, and the identification and planning for the execution phase which we are currently in. The execution phase commenced with a detailed analysis of the IFRS standards and continues through to pre-implementation of the new accounting, disclosures and business processes. The focus of this phase is to prepare policies, processes, technology, strategies, reporting, and stakeholders for the upcoming transition. The final conversion phase will report on the new IFRS standards in 2012 and reconcile Canadian GAAP and IFRS with fiscal 2011 comparative information.
     Our IFRS transition project continues to progress on track with our transition plan. We have appropriately engaged our external and internal auditors to review key milestones and activities as we progress through the transition.
Process controls and technology
Pursuant to our plans, an initial assessment was previously completed to identify the IFRS standards that represent key accounting differences from Canadian GAAP. More detailed assessment work was completed in the first two quarters of fiscal 2010, including execution work with respect to the underlying financial reporting and business processes and controls. During 2010, we expect to complete the development and implementation of the business processes and controls that will enable us to restate our comparative opening November 1, 2010 consolidated balance sheet and fiscal 2011 consolidated financial statements to IFRS, while at the same time preparing normal course fiscal 2011 Canadian GAAP financial information. We have completed the development of a technology based comparative year reporting tool to track IFRS financial information during our fiscal 2011 comparative year. The reporting tool is currently being tested and will be operational by the end of fiscal 2010.
     We also expect to continue to develop the business processes and controls related to transaction level accounting, including those related to the greater use of on-balance sheet accounting as a result of IFRS differences concerning the derecognition of financial assets. While we have identified additional resource and process requirements as part of our assessment and execution work, we have not identified any significant modifications for our supporting information technology systems, nor do we expect any significant changes to our business activities. Identified technology impacts include the realignment of system feeds to more efficiently report our securitized mortgages on the consolidated balance sheet.
     During the remainder of 2010, we also expect to complete the refresh of our existing assessment of the incremental disclosures required under IFRS, including extensive disclosures required in respect of the initial transition to IFRS.
     Concurrent with preparing for the impact of IFRS on our financial reporting, we have also focused on preparing CIBC for impacts that IFRS will have on the financial statements of our clients and counterparties, including impacts to our loan management processes and controls.
Communications and training
Information regarding the progress of the project continued to be communicated to internal stakeholders during the first three quarters of fiscal 2010, including our Audit Committee, senior executives and the Program Steering Committee, and to external stakeholders including OSFI and our external auditor. Communications to external stakeholders will continue through the quarterly and annual reports. In addition, we are currently preparing for additional external communications with the investor community.
     We believe we have the financial reporting expertise to support our transition to IFRS. We have accounting policy staff dedicated to assessing the impact of IFRS and consult with external advisors as necessary. In 2009, we launched an enterprise wide training program to raise the level of awareness of IFRS throughout CIBC, and to prepare staff to perform in an IFRS environment. We continue to implement our training program during fiscal 2010, which includes separate learning paths for both: (i) groups that need to understand and execute on the impact of IFRS on CIBC and its subsidiaries; and (ii) groups, such as Risk Management

CIBC Third Quarter 2010	37

and the businesses, that need to understand the impact of transitioning away from Canadian GAAP on our Canadian clients and counterparties. While the majority of the training is expected to be completed during fiscal 2010, additional training will be provided as required.
Financial impacts
The requirements concerning the transition to IFRS are set out in IFRS 1, First-Time Adoption of International Financial Reporting Standards, which generally requires that changes from Canadian GAAP be applied retroactively and reflected in our opening November 1, 2010 comparative IFRS consolidated balance sheet. However, there are a number of transitional elections, some of which entail an exemption from full restatement, available under the transitional rules that we continue to evaluate. The most significant election is in the area of accounting for post employment benefits in which we have the choice to either restate our existing unamortized net actuarial losses to what they would have been had we always followed IFRS or to charge them to retained earnings at transition. Other significant elections include: (i) whether we should restate prior business combinations to reflect IFRS differences concerning business acquisition accounting or to only apply IFRS differences to business acquisitions that may arise subsequent to transition; (ii) whether to charge our cumulative foreign currency translation account to retained earnings at transition; and (iii) whether to reclassify certain of our financial instruments in or out of the “fair value option” at transition. During the third quarter of 2010, the International Accounting Standards Board (IASB) issued a pronouncement proposing an additional transitional election with respect to changing the grandfathering date for determining which securitizations are derecognized from the consolidated balance sheet under IFRS from January 1, 2004 to any date up to transition, which for CIBC is November 1, 2010.
     IFRS is expected to result in accounting policy differences in many areas. Based on existing IFRS and the assessment of our transitional elections to date, the areas that have the potential for the most significant impact to our financial and capital reporting include derecognition of financial instruments and the accounting for post employment benefits. Other areas include, but are not limited to measurement and impairment of financial instruments, accounting for share-based compensation, consolidations, accounting for foreign exchange, accounting for joint ventures, and measurement of loss contingencies.
     OSFI has issued guidance allowing banks to phase-in over five quarters most of the negative impacts that IFRS will have on their Tier 1 Capital. In addition, OSFI has indicated that mortgages that come back on the consolidated balance sheet with respect to securitizations completed prior to March 31, 2010 under the Canada Mortgage Bond (CMB) program will not negatively impact their capital leverage ratio.
Derecognition of financial instruments
There are differences between Canadian GAAP and existing IFRS concerning the determination of whether financial instruments should be derecognized from the consolidated balance sheet. Under IFRS, the determination of whether a financial asset should be derecognized is based to a greater extent on the transfer of risks and rewards rather than on whether the assets have been legally isolated from the transferee.
     As a result, securitization transactions are much more likely to be accounted for as secured borrowings rather than as sales, which will result in an increase to total assets recorded on our consolidated balance sheet, and a charge to retained earnings at transition in respect of gains previously recorded from off-balance sheet accounting, particularly in respect of residential mortgages securitized through the creation of MBS under the CMB program and Government of Canada National Housing Act MBS Auction process. The on-balance sheet treatment for securitized mortgages may also impact our hedging strategies.
     The proposed change to IFRS 1 permitting transfers that occur after November 1, 2010 to be exempted from these requirements could reduce the initial impact of these accounting rules, although we may elect to still apply the rules retroactively. Regardless, the impact to our capital ratios will be partially offset by the transitional relief offered by OSFI.
Pension and other employee future benefits
The IFRS 1 accounting election for post employment benefits may also negatively impact our capital ratios through charging net unamortized actuarial losses to retained earnings at transition, although this election would also reduce post transitional compensation expense through the elimination of amortization expense that would otherwise occur. The impact at transition will be dependent on the discount rates and asset values inherent in our November 1, 2010 actuarial valuation.
     Other elections related to the accounting for actuarial gains and losses that may arise after transition also have the potential to impact our capital and earnings. Regardless of the alternative chosen, we will record in expense the cost of benefits incurred during the year, plus the interest cost on the obligation net of the expected returns on the assets. However, the IASB has issued an exposure draft proposing significant changes to the accounting for employee future benefits which are likely to become mandatory in a fiscal period sometime after our transition to IFRS.
Consolidation
The IFRS requirements for consolidation are based on a control model as set out in the criteria in IAS 27, whereas under Canadian GAAP the determination is either based on a control model or beneficial interest model depending on whether the entity is considered a variable interest entity. Furthermore, IFRS does not embody the concept of a

38	CIBC Third Quarter 2010

qualifying special purpose entity, which is exempted from consolidation under Canadian GAAP. As a result, certain entities are likely to be consolidated by CIBC under IFRS that are currently not consolidated under Canadian GAAP, which could impact CIBC in a similar manner to the derecognition rules noted above.
Share based payments
Under IFRS, the cost of share based payments is generally recognized over the vesting period of the award, while the impact of forfeitures is estimated upfront. Conversely, under Canadian GAAP we recognize the cost of the awards in the year preceding the grant if the award is for past service, while we recognize forfeitures on an as incurred basis.
Business combinations
Under IFRS, there is a greater use of fair value measurement in the accounting for business combinations, including the measurement of non-controlling interests and contingent consideration and the use of the closing date, rather than the announcement date, to value share consideration. In addition, transaction costs and certain restructuring costs that were able to be capitalized in the purchase equation under Canadian GAAP must be expensed under IFRS. These differences will impact purchase price allocations and the amount of goodwill recorded on the consolidated balance sheet. However, IFRS 1 allows entities to only apply these changes to business acquisitions that occur after transition.
     Proposed changes to the IFRS accounting standards, including the changes related to employee future benefits noted above, may introduce additional significant accounting differences, although we expect that most of the changes arising from the proposed standards will not be effective for us until the years following our initial IFRS transition in 2012. During the first three quarters of fiscal 2010, we continued to monitor these proposed changes to IFRS, as well as potential changes in the interpretation of existing IFRS on our assessment of the financial, capital and business implications of the transition to IFRS.
     The impact of IFRS to us at transition will ultimately depend on the IFRS standards and capital reporting rules in effect at the time, accounting elections that have not yet been finalized, and the prevailing business and economic facts and circumstances. The evolving nature of IFRS will likely also result in additional accounting changes, some of which may be significant, in the years following our initial transition. We continue to monitor changes in the standards and to adjust our transition plans accordingly.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2010, of CIBC’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2010, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC Third Quarter 2010	39

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     Contents

41	Consolidated balance sheet
42	Consolidated statement of operations
43	Consolidated statement of changes in shareholders’ equity
44	Consolidated statement of comprehensive income
45	Consolidated statement of cash flows
46	Notes to the interim consolidated financial statements

46	Note 1	—	Fair value of financial instruments
48	Note 2	—	Significant disposition and acquisitions
49	Note 3	—	Securities
50	Note 4	—	Loans
50	Note 5	—	Securitizations and variable interest entities
53	Note 6	—	Subordinated indebtedness
53	Note 7	—	Share capital
53	Note 8	—	Financial guarantors
54	Note 9	—	Income taxes
54	Note 10	—	Employee future benefit expenses
54	Note 11	—	Earnings per share (EPS)
55	Note 12	—	Guarantees
55	Note 13	—	Contingent liabilities
56	Note 14	—	Segmented information
57	Note 15	—	Accounting developments
CIBC Third Quarter 2010

CONSOLIDATED BALANCE SHEET

	2010	2009
Unaudited, $ millions, as at	Jul. 31	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$2,023	$1,812

Interest-bearing deposits with banks	12,390	5,195

Securities (Note 3)
Trading	20,838	15,110
Available-for-sale (AFS)	38,037	40,160
Designated at fair value (FVO)	18,761	22,306

	77,636	77,576

Securities borrowed or purchased under resale agreements	32,084	32,751

Loans
Residential mortgages	96,049	86,152
Personal	34,000	33,869
Credit card	11,601	11,808
Business and government	38,001	37,343
Allowance for credit losses (Note 4)	(1,973)	(1,960)

	177,678	167,212

Other
Derivative instruments	23,886	24,696
Customers’ liability under acceptances	7,309	8,397
Land, buildings and equipment	1,612	1,618
Goodwill	1,917	1,997
Software and other intangible assets	579	669
Other assets (Note 9)	12,486	14,021

	47,789	51,398

	$349,600	$335,944

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$113,059	$108,324
Business and government	118,207	107,209
Bank	6,836	7,584

	238,102	223,117

Other
Derivative instruments	26,287	27,162
Acceptances	7,309	8,397
Obligations related to securities sold short	8,824	5,916
Obligations related to securities lent or sold under repurchase agreements	34,822	37,453
Other liabilities	12,012	13,693

	89,254	92,621

Subordinated indebtedness (Note 6)	6,067	5,157

Preferred share liabilities	600	600

Non-controlling interests	165	174

Shareholders’ equity
Preferred shares	3,156	3,156
Common shares (Note 7)	6,658	6,240
Treasury shares	4	1
Contributed surplus	96	92
Retained earnings	5,972	5,156
Accumulated other comprehensive income (AOCI)	(474)	(370)

	15,412	14,275

	$349,600	$335,944

The accompanying notes are an integral part of these interim consolidated financial statements.
CIBC Third Quarter 2010

CONSOLIDATED STATEMENT OF OPERATIONS

	For the three months ended				For the nine months ended
	2010	2010	2009		2010	2009
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31		Jul. 31	Jul. 31

Interest income
Loans	$1,868	$1,720	$1,765	(1)	$5,349	$5,480	(1)
Securities borrowed or purchased under resale agreements	49	32	36		111	293
Securities	381	353	366	(1)	1,105	1,338	(1)
Deposits with banks	14	11	5		34	77

	2,312	2,116	2,172		6,599	7,188

Interest expense
Deposits	558	496	618		1,556	2,352
Other liabilities	145	72	131		321	675
Subordinated indebtedness	54	43	47		140	163
Preferred share liabilities	7	8	7		23	23

	764	619	803		2,040	3,213

Net interest income	1,548	1,497	1,369		4,559	3,975

Non-interest income
Underwriting and advisory fees	108	87	132		339	346
Deposit and payment fees	194	184	199		568	580
Credit fees	87	77	87		251	219
Card fees	72	83	80		242	260
Investment management and custodial fees	117	117	103		344	307
Mutual fund fees	188	185	166		556	483
Insurance fees, net of claims	72	66	69		205	195
Commissions on securities transactions	108	120	122		349	348
Trading revenue (loss) (Note 8)	84	178	328		595	(832)
AFS securities gains, net	123	65	25		281	233
FVO (expense) revenue (Note 1)	(146)	(88)	25		(439)	122
Income from securitized assets	150	120	113		421	369
Foreign exchange other than trading	88	65	73		231	433
Other	56	165	(34)		329	2

	1,301	1,424	1,488		4,272	3,065

Total revenue	2,849	2,921	2,857		8,831	7,040

Provision for credit losses (Note 4)	221	316	547		896	1,225

Non-interest expenses
Employee compensation and benefits (Note 10)	973	923	901		2,877	2,724
Occupancy costs	161	163	151		475	440
Computer, software and office equipment	246	241	263		729	759
Communications	73	76	74		218	218
Advertising and business development	43	47	35		132	127
Professional fees	53	48	53		144	135
Business and capital taxes	22	24	29		66	89
Other	170	156	193		526	499

	1,741	1,678	1,699		5,167	4,991

Income before income taxes and non-controlling interests	887	927	611		2,768	824
Income tax expense	244	261	172		791	279

	643	666	439		1,977	545
Non-controlling interests	3	6	5		25	15

Net income	$640	$660	$434		$1,952	$530

Earnings per share (in dollars) (Note 11)
- Basic	$1.54	$1.60	$1.02		$4.72	$1.08
- Diluted	$1.53	$1.59	$1.02		$4.71	$1.08
Dividends per common share (in dollars)	$0.87	$0.87	$0.87		$2.61	$2.61

(1)	Amounts have been restated to conform to the presentation of the current period.
The accompanying notes are an integral part of these interim consolidated financial statements.
CIBC Third Quarter 2010

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the nine months ended
	2010	2010	2009	2010	2009
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Preferred shares
Balance at beginning of period	$3,156	$3,156	$3,156	$3,156	$2,631
Issue of preferred shares	—	—	—	—	525

Balance at end of period	$3,156	$3,156	$3,156	$3,156	$3,156

Common shares
Balance at beginning of period	$6,508	$6,371	$6,090	$6,240	$6,062
Issue of common shares	150	137	71	418	99

Balance at end of period	$6,658	$6,508	$6,161	$6,658	$6,161

Treasury shares
Balance at beginning of period	$1	$1	$1	$1	$1
Purchases	(598)	(2,987)	(2,340)	(4,438)	(6,354)
Sales	601	2,987	2,340	4,441	6,354

Balance at end of period	$4	$1	$1	$4	$1

Contributed surplus
Balance at beginning of period	$94	$94	$104	$92	$96
Stock option expense	2	3	3	8	10
Stock options exercised	—	(1)	(1)	(2)	(1)
Net (discount) premium on treasury shares	—	(1)	(1)	(1)	1
Other	—	(1)	(4)	(1)	(5)

Balance at end of period	$96	$94	$101	$96	$101

Retained earnings
Balance at beginning of period, as previously reported	$5,713	$5,432	$4,826	$5,156	$5,483
Adjustment for change in accounting policies	—	—	—	—	(6	) (1)
Balance at beginning of period, as restated	5,713	5,432	4,826	5,156	5,477
Net income	640	660	434	1,952	530
Dividends
Preferred	(42)	(43)	(44)	(127)	(119)
Common	(338)	(336)	(332)	(1,009)	(995)
Other	(1)	—	2	—	(7)

Balance at end of period	$5,972	$5,713	$4,886	$5,972	$4,886

AOCI, net of tax
Balance at beginning of period	$(662)	$(340)	$(360)	$(370)	$(442)
Other comprehensive income (OCI)	188	(322)	(125)	(104)	(43)

Balance at end of period	$(474)	$(662)	$(485)	$(474)	$(485)

Retained earnings and AOCI	$5,498	$5,051	$4,401	$5,498	$4,401

Shareholders’ equity at end of period	$15,412	$14,810	$13,820	$15,412	$13,820

(1)	Represents the impact of changing the measurement date for employee future benefits.
The accompanying notes are an integral part of these interim consolidated financial statements.
CIBC Third Quarter 2010

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the three months ended			For the nine months ended
	2010	2010	2009	2010	2009
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net income	$640	$660	$434	$1,952	$530

OCI, net of tax
Foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	81	(257)	(513)	(233)	(378)
Net (losses) gains on hedges of foreign currency translation adjustments	(33)	77	383	61	258

	48	(180)	(130)	(172)	(120)

Net change in AFS securities
Net unrealized gains (losses) on AFS securities	255	(158)	28	209	283
Transfer of net gains to net income	(109)	(6)	(18)	(151)	(199)

	146	(164)	10	58	84

Net change in cash flow hedges
Net (losses) gains on derivatives designated as cash flow hedges	(9)	8	(8)	(11)	(13)
Net losses on derivatives designated as cash flow hedges transferred to net income	3	14	3	21	6

	(6)	22	(5)	10	(7)

Total OCI	$188	$(322)	$(125)	$(104)	$(43)

Comprehensive income	$828	$338	$309	$1,848	$487

INCOME TAX BENEFIT (EXPENSE) ALLOCATED TO EACH COMPONENT OF OCI

	For the three months ended			For the nine months ended
	2010	2010	2009	2010	2009
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$(5)	$3	$34	$—	$37
Changes on hedges of foreign currency translation adjustments	12	(18)	(119)	(10)	(17)
Net change in AFS securities
Net unrealized gains (losses) on AFS securities	(96)	64	41	(77)	(117)
Transfer of net gains to net income	21	2	8	41	93
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	4	(4)	3	4	7
Changes on derivatives designated as cash flow hedges transferred to net income	—	(2)	(2)	(2)	(4)

Total income tax (expense) benefit allocated to OCI	$(64)	$45	$(35)	$(44)	$(1)

The accompanying notes are an integral part of these interim consolidated financial statements.
CIBC Third Quarter 2010

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the nine months ended
	2010	2010	2009	2010	2009
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Cash flows provided by (used in) operating activities
Net income	$640	$660	$434	$1,952	$530
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	221	316	547	896	1,225
Amortization (1)	91	94	98	279	301
Stock option expense	2	3	13	8	10
Future income taxes	186	207	78	621	(150)
AFS securities gains, net	(123)	(65)	(25)	(281)	(233)
(Gains) losses on disposal of land, buildings and equipment	(1)	2	1	1	3
Other non-cash items, net	760	(21)	(36)	523	(175)
Changes in operating assets and liabilities
Accrued interest receivable	(7)	20	109	77	338
Accrued interest payable	49	5	(47)	(29)	(179)
Amounts receivable on derivative contracts	(2,209)	1,670	5,594	547	534
Amounts payable on derivative contracts	2,203	(1,351)	(6,251)	(540)	(1,968)
Net change in trading securities	(2,999)	984	(914)	(5,728)	22,997 (2)
Net change in FVO securities	(22)	1,192	5,843	3,545	(1,648)
Net change in other FVO assets and liabilities	(813)	(787)	(4,598)	(1,767)	2,748
Current income taxes	73	(121)	705	(156)	2,291
Other, net	(709)	1,536	2,084	1,040	(1,181)

	(2,658)	4,344	3,635	988	25,443

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	12,690	3,545	(2,542)	17,657	(18,997)
Obligations related to securities sold short	(1,304)	2,364	(1,587)	2,292	(1,823)
Net obligations related to securities lent or sold under repurchase agreements	(1,587)	(5,696)	6,326	(2,631)	2,992
Issue of subordinated indebtedness	—	1,100	—	1,100	—
Redemption/repurchase of subordinated indebtedness	—	(90)	(818)	(95)	(895)
Issue of preferred shares	—	—	—	—	525
Issue of common shares, net	150	137	71	418	99
Net proceeds from treasury shares sold	3	—	—	3	—
Dividends	(380)	(379)	(376)	(1,136)	(1,114)
Other, net	1,232	(588)	(133)	(1,392)	571

	10,804	393	941	16,216	(18,642)

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(6,017)	—	1,190	(7,195)	2,358
Loans, net of repayments	(5,488)	(7,494)	(8,567)	(21,624)	(5,693)
Proceeds from securitizations	3,883	3,117	3,834	9,467	17,969
Purchase of AFS securities	(18,531)	(10,144)	(20,515)	(46,144)	(72,089)
Proceeds from sale of AFS securities	6,637	10,605	7,789	29,158	21,165
Proceeds from maturity of AFS securities	4,520	6,137	9,918	19,157	25,449
Net securities borrowed of purchased under resale agreements	7,382	(6,969)	1,645	667	4,567
Net cash used in acquisitions	—	(297)	—	(297)	—
Purchase of land, buildings and equipment	(81)	(11)	(40)	(149)	(183)

	(7,695)	(5,056)	(4,746)	(16,960)	(6,457)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	9	(35)	(46)	(33)	(50)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	460	(354)	(216)	211	294
Cash and non-interest-bearing deposits with banks at beginning of period	1,563	1,917	2,068	1,812	1,558

Cash and non-interest-bearing deposits with banks at end of period (3)	$2,023	$1,563	$1,852	$2,023	$1,852

Cash interest paid	$715	$614	$850	$2,069	$3,392
Cash income taxes (recovered) paid	$(15)	$175	$(610)	$327	$(1,862)

(1)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and other intangible assets.

(2)	Includes securities initially bought as trading securities and subsequently reclassified to loans and AFS securities.

(3)	Includes restricted cash balances of $255 million (April 30, 2010: $252 million, July 31, 2009: $285 million).
The accompanying notes are an integral part of these interim consolidated financial statements.
CIBC Third Quarter 2010

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The unaudited interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2009. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2009, as set out on pages 96 to 167 of the 2009 Annual Accountability Report.
1. Fair value of financial instruments
Our approach for fair valuation of financial instruments is presented in Note 2 to the 2009 consolidated financial statements.
Sensitivity of Level 3 financial assets and liabilities
Valuation techniques using non-observable market inputs are used for a number of financial instruments including our structured credit run-off business.
     These positions are valued using inputs such as indicative broker quotations and internal models with estimated market inputs, which we consider to be non-observable. We have certain AFS securities and swap arrangements relating to the sale of securitized assets that are sensitive to prepayment rates and liquidity rates respectively, both of which we consider to be non-observable market inputs. In addition, certain asset-backed securities are sensitive to credit spreads which we consider to be a non-observable market input.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.
     Our unhedged structured credit exposures (U.S. residential mortgage market (USRMM) and non-USRMM) are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes or internal models as described above. A 10% adverse change in MTM of the underlyings would result in losses of approximately $48 million in our unhedged USRMM portfolio and $111 million in our non-USRMM portfolio, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost, and before the impact of our transaction with Cerberus Capital Management LP (Cerberus). The fair value of the Cerberus protection against USRMM positions is expected to reasonably offset any changes in the fair value of USRMM positions.
     For our hedged positions there are two categories of sensitivities, the first of which relates to our hedged loan portfolio and the second of which relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $41 million, assuming current credit valuation adjustments (CVA) ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $11 million, assuming current CVA ratios remain unchanged. There is no impact from the Cerberus protection because none of the underlying USRMM collateralized debt obligations (CDO) exposures are now hedged by financial guarantors.
     The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would result in a net gain of approximately $21 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss of approximately $108 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip resulting from the sale of securitized assets would result in a net loss of approximately $26 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $94 million.
     A 10% reduction in the MTM of our asset-backed securities that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $213 million.
CIBC Third Quarter 2010

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheet are categorized:

	Level 1	Level 2	Level 3
		Valuation	Valuation
		technique -	technique -
	Quoted	observable	non-observable
$ millions, as at July 31, 2010	market price	market inputs	market inputs

Assets
Trading securities
Government issued and guaranteed securities	$3,022	$6,101	$—
Corporate equity	8,086	894	—
Corporate debt	—	1,123	20
Mortgage- and asset-backed securities	—	94	1,498

	$11,108	$8,212	$1,518
AFS securities
Government issued and guaranteed securities	$12,148	$14,624	$—
Corporate debt	—	4,115	27
Mortgage- and asset-backed securities	—	3,123	3,212
Corporate public equity	103	—	—

	$12,251	$21,862	$3,239
FVO securities and loans	10	18,757	39
Derivative instruments	265	21,802	1,819

Total assets	$23,634	$70,633	$6,615

Apr. 30, 2010	$19,506	$62,046	$6,646

Jan. 31, 2010	$19,856	$72,493	$6,681

Oct. 31, 2009	$42,057	$54,298	$5,320

Liabilities
Obligations related to securities sold short	$2,585	$6,239	$—
FVO deposits	—	1,066	925
Derivative instruments	283	22,171	3,833

Total liabilities	$2,868	$29,476	$4,758

Apr. 30, 2010	$5,844	$26,435	$4,916

Jan. 31, 2010	$3,865	$27,747	$5,521

Oct. 31, 2009	$5,444	$26,299	$5,820

During the second quarter, we transferred $266 million of asset-backed AFS securities from Level 2 to Level 3 due to a lack of observable inputs and transferred $138 million of certain trading government securities from Level 3 to Level 2 due to availability of market observable inputs.
     During the first quarter, we reclassified certain government issued and guaranteed securities from Level 1 to Level 2 to reflect our use of valuation techniques with observable market inputs. As a result of the reclassification, the fair values of these securities as at January 31, 2010, included in Level 2 that would have been included in Level 1 as at October 31, 2009 in the table above, were $4,710 million of trading securities, $12,607 million of AFS securities, $757 million of FVO securities and $2,416 million of obligations related to securities sold short.
     Certain corporate debt securities were also reclassified during the first quarter from Level 1 to Level 2 as active market quotes were not available. As a result of the reclassification, the fair values of these securities, as at January 31, 2010, included in Level 2 that would previously have been included in Level 1 in the table above, were $107 million of trading securities and $3,440 million of AFS securities.
     In addition, certain asset-backed AFS securities of $1,269 million that would previously have been included in Level 2, were reclassified to Level 3 during the first quarter, due to a lack of observable market inputs.
     The net losses recognized in the consolidated statement of operations on the financial instruments, for which fair value was estimated using a valuation technique requiring non-observable market inputs, for the quarter and nine months ended July 31, 2010 were $561 million and $177 million, respectively (a net gain of $607 million and a net loss of $69 million for the quarter and nine months ended July 31, 2009, respectively).
     The following table presents the changes in fair value of assets, liabilities, and the net derivative assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.
CIBC Third Quarter 2010

		Net realized/unrealized
		gains/(losses) included in
						Net purchases,
		Net				sales,		Unrealized
	Opening	income/		Transfer in	Transfer out	issuances and	Closing	gains/
$ millions, as at or for the three months ended July 31, 2010	balance	(loss) (1)	OCI	to Level 3(2)	of Level 3	settlements	balance	(losses)(3)

Financial assets
Trading securities	$1,376	$129	$—	$—	$—	$13	$1,518	$91
AFS securities	3,046	2	58	—	—	133	3,239	—
FVO securities and loans	60	1	—	—	—	(22)	39	—

Total assets	$4,482	$132	$58	$—	$—	$124	$4,796	$91

Apr. 30, 2010	$4,321	$112	$(22)	$266	$(150)	$(45)	$4,482	$138

Jan. 31, 2010	$2,867	$262	$20	$1,269	$—	$(97)	$4,321	$230

Financial liabilities
FVO deposits	$887	$(127)	$—	$—	$—	$(89)	$925	$(105)
Derivative instruments (net)	1,865	(566)	—	—	—	(417)	2,014	(495)

Total liabilities	$2,752	$(693)	$—	$—	$—	$(506)	$2,939	$(600)

Apr. 30, 2010	$3,161	$266	$—	$62	$(4)	$(201)	$2,752	$330

Jan. 31, 2010	$3,367	$(256)	$—	$—	$—	$(462)	$3,161	$(9)

(1)	Includes foreign currency gains and losses.

(2)	Includes AFS securities that were transferred from Level 2 to Level 3 during the respective quarters, as noted above.

(3)	Changes in unrealized gains/(losses) included in net income or OCI for instruments held at the end of quarters presented above.
Fair value option
FVO designated assets and liabilities are those that (i) would otherwise cause measurement inconsistencies with hedging derivatives and securities sold short that are carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis.
     The fair values of the FVO designated assets and liabilities (excluding hedges) were $18,806 million and $1,991 million, respectively as at July 31, 2010 ($22,532 million and $4,485 million, respectively as at October 31, 2009).
The impact on the consolidated statement of operations from FVO designated instruments and related hedges and the impact of changes in credit spreads on FVO designated loans and liabilities are provided in the following table:

	For the three months ended			For the nine months ended
	2010	2010	2009	2010	2009
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Impact of FVO designated instruments and related hedges
Net interest income	$65	$68	$66	$201	$185
Non-interest (loss) income	(146)	(88)	25	(439)	122

Net (loss) income	$(81)	$(20)	$91	$(238)	$307

Gain (loss) from changes in credit spreads
FVO designated loans	$(1)	$8	$26	$1	$(42)
FVO designated loans, net of related hedges	(1)	8	14	1	(2)
FVO designated liabilities	(1)	(1)	(4)	—	(7)

2. Significant disposition and acquisitions
Sale of CIBC Mellon Trust Company’s Issuer Services Business
On July 28, 2010, CIBC Mellon Trust Company (CMT), a 50/50 joint venture between CIBC and The Bank of New York Mellon, announced it has signed an agreement to sell its Issuer Services business (stock transfer and employee share purchase plan). The transaction is expected to close later this year. CMT’s Issuer Services business results are reported in CIBC’s Corporate and Other reporting segment and the results of its operations are not considered significant to CIBC’s consolidated results.
Acquisition of Citi Cards Canada Inc.’s Canadian MasterCard portfolio
On June 14, 2010, we announced that we had reached a definitive agreement to acquire Citi Cards Canada Inc.’s rights and obligations in respect of their Canadian MasterCard directly owned and securitized credit card receivables, to Broadway Trust (the Trust), and related assets estimated at $2.1 billion, for cash consideration of approximately $1.0 billion, subject to post closing adjustments. Approximately $0.8 billion of credit card receivables are directly owned. The Trust consists of
CIBC Third Quarter 2010

approximately $1.3 billion of sold receivables, $1.1 billion funded externally by senior notes and $0.2 billion funded by subordinated notes which we will purchase. The acquired assets will be part of our CIBC Retail Markets reporting segment. The acquisition is expected to close in the quarter ending October 31, 2010.
Acquisition of CIT Business Credit Canada Inc.
On April 30, 2010, we obtained 100% control of CIT Business Credit Canada Inc. (CITBCC) through the acquisition of CIT Financial Ltd.’s (CIT) 50% common equity interest in CITBCC and CIT’s share of the outstanding shareholder advances made to CITBCC under a Master Funding Agreement. The cash consideration was $306 million. Additional cash consideration of up to $8 million may be payable to CIT depending on certain circumstances. The transaction has been accounted for using the purchase method and as a result, we fully consolidated CITBCC commencing April 30, 2010. Prior to that date, we accounted for our 50% interest using the proportionate consolidation method of accounting.
     CITBCC’s results continue to be reported within CIBC Retail Markets strategic business line. Subsequent to the acquisition, CITBCC has been renamed CIBC Asset-Based Lending Inc.
Investment in The Bank of N.T. Butterfield & Son Limited
We invested $155 million (US$150 million) for a direct 22.5% common equity interest in The Bank of N.T. Butterfield & Son Limited (Butterfield) on March 2, 2010. Pursuant to a rights offering, which closed on May 11, 2010, our direct investment decreased to $130 million (US$125 million) or 18.8%. We also invested $23 million (US$22 million) or 3.3% on March 2, 2010 indirectly through a private equity fund, which was reduced to $19 million (US$18 million) or 2.7% as a result of the rights offering. Our total ownership in Butterfield may decrease in the future under certain circumstances.
     Our direct equity investment is accounted for using the equity method of accounting.
     In addition, we have provided Butterfield with a commitment letter for a senior secured credit facility for up to $308 million (US$300 million) that was reduced from the original commitment letter of $508 million (US$500 million) during the quarter, at Butterfield’s request.
3. Securities
Reclassification of financial instruments
In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments - Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” permitted certain trading financial assets to be reclassified to held-to-maturity (HTM) and AFS in rare circumstances. In July 2009, amendments made to section 3855 resulted in the reclassification of these HTM securities to loans effective November 1, 2008. In the current quarter, we have not reclassified any securities.
     The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified to date:

	2010		2009
$ millions, as at	Jul. 31		Oct. 31
	Reclassified in
	2009 and 2008		Reclassified in 2009		Reclassified in 2008
	Fair	Carrying	Fair	Carrying	Fair	Carrying
	value	value	value	value	value	value

Trading assets previously reclassified to HTM (currently in loans)	$5,470	$5,676	$—	$—	$5,843	$6,202
Trading assets previously reclassified to AFS	223	223	84	84	786	786

Total financial assets reclassified	$5,693	$5,899	$84	$84	$6,629	$6,988

	For the three months ended			For the nine months ended
	2010	2010	2009	2010	2009
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Income (loss) recognized on securities reclassified
Gross income recognized in income statement	$38	$41	$50	$120	$245
Impairment write-downs	—	—	(23)	—	(78)
Funding related interest expenses	(16)	(17)	(40)	(58)	(120)

Net income (loss) recognized, before taxes	$22	$24	$(13)	$62	$47

Impact if reclassification had not been made
On trading assets previously reclassified to HTM (currently in loans)	$42	$(70)	$(512)	$(153)	$(113)
On trading assets previously reclassified to AFS	(7)	3	(3)	(5)	(14)

Decrease (increase) in income, before taxes	$35	$(67)	$(515)	$(158)	$(127)

CIBC Third Quarter 2010

4. Loans
Allowance for credit losses

	As at or for the					As at or for the
	three months ended					nine months ended
			2010	2010	2009	2010	2009
			Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
	Specific	General	Total	Total	Total	Total	Total
$ millions	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$778	$1,292	$2,070	$2,039	$1,768	$2,043	$1,523
Provision for credit losses	297	(76)	221	316	547	896	1,225
Write-offs	(295)	—	(295)	(301)	(336)	(984)	(833)
Recoveries	31	—	31	32	29	95	95
Transfer from general to specific (1)	1	(1)	—	—	—	—	—
Other	5	5	10	(16)	(28)	(13)	(30)

Balance at end of period	$817	$1,220	$2,037	$2,070	$1,980	$2,037	$1,980

Comprises:
Loans	$817	$1,156	$1,973	$2,002	$1,899	$1,973	$1,899
Undrawn credit facilities	—	64	64	68	80	64	80
Letters of credit	—	—	—	—	1	—	1

(1)	Related to student loan portfolio.
Impaired loans

	2010			2009
$ millions, as at	Jul. 31			Oct. 31
	Gross	Specific	Net	Gross	Specific	Net
	amount	allowance	total	amount	allowance	total

Residential mortgages	$472	$40	$432	$402	$35	$367
Personal	320	236	84	325	258	67
Business and government	1,250	541	709	1,184	442	742

Total impaired loans (1)	$2,042	$817	$1,225	$1,911	$735	$1,176

(1)	Average balance of gross impaired loans for the nine months ended July 31, 2010 totalled $1,891 million (year ended October 31, 2009: $1,345 million).
5. Securitizations and variable interest entities
Securitizations
Residential mortgages
We securitize insured fixed and variable-rate residential mortgages through the creation of mortgage-backed securities (MBS) under the Canada Mortgage Bond program, sponsored by the Canada Mortgage and Housing Corporation (CMHC), and the Government of Canada National Housing Act (NHA) MBS Auction process. Under both programs, the MBS are sold to a trust that issues securities to investors. We act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. As at July 31, 2010, we had $950 million (October 31, 2009: $1,024 million) of interest-only strips relating to the securitized assets and another $28 million (October 31, 2009: $38 million) in interest-only strips relating to other CMHC MBS programs. Credit losses are not expected as the mortgages are insured.
     We also securitize Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a qualifying specific purpose entity (QSPE). As at July 31, 2010, we had $90 million (October 31, 2009: $91 million) of interest-only strips relating to the securitized assets; we also held $55 million (October 31, 2009: $408 million) notes issued by the QSPE of which $11 million (October 31, 2009: $372 million) were R1 high notes and $44 million (October 31, 2009: $36 million) were R1 mid notes. A liquidity facility of $956 million ($901 million net of our investments in the QSPE) (October 31, 2009: $851 million ($443 million net of our investments in the QSPE)) was provided to the QSPE which was not drawn as at July 31, 2010. In addition, we had $43 million (October 31, 2009: $25 million) of first recourse protection. We are also the counterparty to interest rate swap agreements where we pay the QSPE the interest due to investors and receive a rate of interest derived off the coupon of the underlying mortgages. Total assets in the QSPE as at July 31, 2010 were $956 million (October 31, 2009: $851 million), which includes $371 million (October 31, 2009: $414 million) of Prime mortgages and $569 million (October 31, 2009: $431 million) of Near-Prime/Alt-A mortgages. We held another $66 million (October 31, 2009: $116 million) in inventory that is available for securitization. The Near-Prime/Alt-A mortgages have an average loss rate over the past five years of 34 basis points and an average loan-to-value ratio of 74%.
     Upon sale of these assets, a net gain or loss is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.
CIBC Third Quarter 2010

Commercial mortgages
We securitize commercial mortgages through a pass-through QSPE structure that results in ownership certificates held by various investors. As at July 31, 2010, we held ownership certificates of $10 million (October 31, 2009: $26 million). We continue to service the mortgages. There were no commercial mortgage securitizations during the quarter.
Cards
We securitize credit card receivables to Cards II Trust, a QSPE established to purchase co-ownership interests in the receivables. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided.
     As at July 31, 2010, our investments in the QSPE included interest-only strips of $11 million (October 31, 2009: $11 million), subordinated and enhancement notes of $328 million (October 31, 2009: $268 million), and senior notes of $98 million (October 31, 2009: $96 million).
The following table summarizes our residential mortgages and cards related securitization and sales activity:

	For the three months ended					For the nine months ended
	2010		2010	2009		2010		2009
	Jul. 31		Apr. 30	Jul. 31		Jul. 31		Jul. 31
	Residential		Residential	Residential		Residential		Residential
$ millions	mortgages	Cards	mortgages	mortgages	Cards	mortgages	Cards	mortgages	Cards

Securitized (1)	$6,285	$1,152	$2,353	$114	$54	$9,989	$1,152	$22,383	$54
Sold (1)(2)	3,846	1,152	3,120	3,786	54	9,410	1,152	17,954	54
Net cash proceeds	3,883	1,152	3,117	3,780	54	9,467	1,152	17,915	54
Retained interests	127	—	126	169	—	371	—	905	—
Gain (loss) on sale, net of transaction costs	67	3	57	40	(1)	182	3	81	(1)

Retained interest assumptions (%)
Weighted-average remaining life (in years)	3.0	0.2	3.5	3.6	0.2	3.2	0.2	3.5	0.2
Prepayment/payment rate	15.0-18.0	37.2	15.0-18.0	12.0-17.0	37.9	15.0-18.0	37.2	12.0-24.0	37.9
Discount rate	2.5-8.7	3.4	1.6-9.3	1.5-8.8	2.8	1.6-9.3	3.4	1.4-8.8	2.8
Expected credit losses	0.0-0.4	6.1	0.0-0.4	0.0-0.2	6.9	0.0-0.4	6.1	0.0-0.2	6.9

(1)	Includes $101 million (April 30, 2010: $68 million; July 31, 2009: $62 million) of uninsured fixed-rate mortgages securitized to a QSPE.

(2)	Assets securitized and not sold are reported as FVO securities on the consolidated balance sheet and are stated at fair value.
Variable interest entities (VIEs)
VIEs that are consolidated
As discussed in Note 6 to our 2009 consolidated financial statements, we are considered the primary beneficiary of certain VIEs. $895 million of total assets and liabilities were consolidated as at July 31, 2010 (October 31, 2009: $1,125 million).
     The table below provides further details on the assets that support the obligations of the consolidated VIEs:

	2010	2009
$ millions, as at	Jul. 31	Oct. 31

Trading securities	$737	$669
AFS securities	90	91
Residential mortgages	66	115
Other assets	2	250

Total assets	$895	$1,125

VIEs that are not consolidated
Also as discussed in Note 6 to our 2009 consolidated financial statements, we have interests in VIEs involved in the securitization of third-party assets, for which we are not considered the primary beneficiary and thus do not consolidate. These VIEs include several CIBC-sponsored conduits and CDOs for which we acted as structuring and placement agents.
     We are not considered the primary beneficiary of CIBC Capital Trust, a trust wholly owned by CIBC. For additional details, see Note 18 to our 2009 consolidated financial statements.
     We also have interests in securities issued by entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Bank, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
CIBC Third Quarter 2010

CIBC-sponsored conduits
We sponsor several non-consolidated conduits in Canada that purchase pools of financial assets from our clients and finance the purchases by issuing commercial paper to investors. Total assets of these non-consolidated conduits amounted to $3.0 billion as at July 31, 2010 (October 31, 2009: $4.1 billion). Certain of our conduits hold commercial paper issued by our other conduits. These holdings are included in the total assets. The underlying collateral amounts totalled $2.4 billion as at July 31, 2010 (October 31, 2009: $3.6 billion). We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits.
CIBC structured CDO vehicles
We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.
Third-party structured vehicles — run-off
Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.
Third-party structured vehicles — continuing
We have investments in third-party structured vehicles through our Treasury and trading activities.
Our on-balance sheet amounts and maximum exposure to loss related to VIEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value for investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets less hedged positions excluding the impact of CVA.

	CIBC -	CIBC -	Third-party
	sponsored	structured	structured vehicles
$ millions, as at July 31, 2010	conduits	CDO vehicles	Run-off		Continuing	Total

On balance sheet assets (1)
Trading securities	$32	$—	$604		$21	$657
AFS securities	—	5	14		1,983	2,002
FVO	—	28	—		214	242
Loans	72	426	7,123		—	7,621
Derivatives (2)	—	—	—		59	59

Total assets	$104	$459	$7,741		$2,277	$10,581

Oct. 31, 2009	$556	$737	$6,676		$1,695	$9,664

On balance sheet liabilities
Derivatives (2)	$—	$80	$1,164		$38	$1,282

Total liabilities	$—	$80	$1,164		$38	$1,282

Oct. 31, 2009	$—	$243	$2,213	(3)	$—	$2,456

Maximum exposure to loss
Maximum exposure to loss before hedge positions						$18,096
Less: notional of protection purchased on hedges relating to written credit derivatives, less gross receivable on those hedges						(3,940)
Less: carrying value of hedged securities and loans						(7,548)

Maximum exposure to loss net of hedges						$6,608

Oct. 31, 2009 (3)						$4,718

(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae.

(2)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures and excludes all other derivatives.

(3)	Restated to exclude balances in and exposures to consolidated VIEs.
CIBC Third Quarter 2010

6. Subordinated indebtedness
On July 26, 2010, we announced our intention to redeem all $1,300 million of our 3.75% Debentures (subordinated indebtedness) due September 9, 2015. In accordance with their terms, the debentures will be redeemed at 100% of their principal amount, plus accrued and unpaid interest, on September 9, 2010.
     On April 30, 2010, we issued $1,100 million principal amount of 4.11% Debentures (subordinated indebtedness) due April 30, 2020. The debentures qualify as Tier 2 regulatory capital.
7. Share capital
Common shares
During the quarter, we issued 0.2 million (April 30, 2010: 0.4 million; January 31, 2010: 1.1 million) new common shares for a total consideration of $12 million (April 30, 2010: $21 million; January 31, 2010: $43 million), pursuant to stock option plans. We issued 1.8 million (April 30, 2010: 1.4 million; January 31, 2010: 1.4 million) new common shares for a total consideration of $116 million (April 30, 2010: $101 million; January 31, 2010: $88 million), pursuant to the Shareholder Investment Plan. We also issued 0.3 million (April 30, 2010: 0.2 million; January 31, 2010: nil) new shares for a total consideration of $22 million (April 30, 2010: $15 million; January 31, 2010: nil), pursuant to the Employee Share Purchase Plan.
Regulatory capital and ratios
Our capital ratios and assets-to-capital multiple are presented in the following table:

	2010	2009
$ millions, as at	Jul. 31	Oct. 31

Tier 1 capital	$15,179	$14,154
Total regulatory capital	19,358	18,827
Risk-weighted assets	107,176	117,298
Tier 1 capital ratio	14.2%	12.1%
Total capital ratio	18.1%	16.1%
Assets-to-capital multiple	16.6x	16.3x

8. Financial guarantors
We have derivative contracts with financial guarantors to hedge our exposure on various reference assets, including collateralized debt obligations and other positions related to the USRMM. During the quarter and nine months ended July 31, 2010, we recorded a net loss of $116 million and net recovery of $602 million, respectively ($148 million and $1.4 billion net losses for the quarter and nine months ended July 31, 2009, respectively) on the hedging contracts provided by financial guarantors in trading revenue. Separately, we recorded a net recovery of $51 million and net loss of $110 million, on termination of contracts with financial guarantors, during the quarter and nine months ended July 31, 2010, respectively (net recovery of $163 for the quarter and nine months ended July 31, 2009).
     The related valuation adjustments were $713 million as at July 31, 2010 (October 31, 2009: $2.2 billion). The fair value of derivative contracts with financial guarantors, net of valuation adjustments, was $1.1 billion as at July 31, 2010 (October 31, 2009: $1.5 billion).
     We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.
CIBC Third Quarter 2010

9. Income taxes
Future income tax asset
As at July 31, 2010, our future income tax asset was $945 million (October 31, 2009: $1,635 million), net of a $90 million valuation allowance (October 31, 2009: $95 million). Included in the future income tax asset are $365 million as at July 31, 2010 (October 31, 2009: $990 million) related to Canadian non-capital loss carryforwards that expire in 19 years, $54 million as at July 31, 2010 (October 31, 2009: $68 million) related to Canadian capital loss carryforwards that have no expiry date, and $309 million as at July 31, 2010 (October 31, 2009: $356 million) related to our U.S. operations.
     Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
Enron
On October 2, 2009 and March 17, 2010, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. In the current quarter, CRA also proposed to disallow legal expenses related to 2006. On April 30, 2010, we filed Notices of Appeal with the Tax Court of Canada. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest thereon of approximately $165 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $865 million and non-deductible interest thereon of $129 million would be incurred.
10. Employee future benefit expenses

	For the three months ended			For the nine months ended
	2010	2010	2009	2010	2009
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Defined benefit plans
Pension benefit plans	$44	$44	$18	$132	$58
Other benefit plans	10	9	8	29	27

Total defined benefit expense	$54	$53	$26	$161	$85

Defined contribution plans
CIBC’s pension plans	$2	$3	$3	$8	$9
Government pension plans (1)	18	19	18	55	56

Total defined contribution expense	$20	$22	$21	$63	$65

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
11. Earnings per share (EPS)

	For the three months ended			For the nine months ended
	2010	2010	2009	2010	2009
$ millions, except per share amounts	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Basic EPS
Net income	$640	$660	$434	$1,952	$530
Preferred share dividends and premiums	(42)	(43)	(44)	(127)	(119)

Net income applicable to common shares	$598	$617	$390	$1,825	$411

Weighted-average common shares outstanding (thousands)	388,815	386,865	381,584	386,706	381,300

Basic EPS	$1.54	$1.60	$1.02	$4.72	$1.08

Diluted EPS
Net income applicable to common shares	$598	$617	$390	$1,825	$411

Weighted-average common shares outstanding (thousands)	388,815	386,865	381,584	386,706	381,300
Add: stock options potentially exercisable (1) (thousands)	857	1,000	972	1,004	621

Weighted-average diluted common shares outstanding (2) (thousands)	389,672	387,865	382,556	387,710	381,921

Diluted EPS	$1.53	$1.59	$1.02	$4.71	$1.08

(1)	Excludes average options outstanding of 2,603,128 with a weighted-average exercise price of $76.96; average options outstanding of 1,635,786 with a weighted-average exercise price of $80.85; and average options outstanding of 2,269,430 with a weighted-average exercise price of $77.88 for the three months ended July 31, 2010, April 30, 2010, and July 31, 2009, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation because either we have settled preferred shares for cash in the past or we have not exercised our conversion right in the past.
CIBC Third Quarter 2010

12. Guarantees

	2010			2009
	Jul. 31			Oct. 31
	Maximum			Maximum
	potential		Carrying	potential		Carrying
$ millions, as at	future payment	(1)	amount	future payment	(1)	amount

Securities lending with indemnification (2)	$44,400		$—	$30,797		$—
Standby and performance letters of credit	5,676		23	5,123		20
Credit derivatives
Written options	13,140		2,862	20,547		4,226
Swap contracts written protection	2,944		170	3,657		276
Other derivative written options	—	(3)	2,001	—	(3)	2,849
Other indemnification agreements	—	(3)	—	—	(3)	—

(1)	The total collateral available relating to these guarantees was $47.3 billion (October 31, 2009: $33.1 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(3)	See narrative on page 153 of the 2009 consolidated financial statements for further information.
13. Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
     In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO. While the Lehman estate expressed its disagreement with the actions of the indenture trustee, the estate has not instituted any legal proceeding with regard to the CDO or our VFN. The Lehman estate has, however, instituted legal proceedings involving a number of other CDOs, and in the first quarter of 2010, in Lehman Brothers Special Financing, Inc. v. BNY Corporate Trustee Services, Ltd., the U.S. bankruptcy court in New York ruled unenforceable a customary provision in a CDO transaction that reversed the priority of the payment waterfall upon the bankruptcy of Lehman, the credit support provider under a related swap agreement. That ruling, which the defendant has sought leave to appeal, does not change our belief that if contested, the trustee’s actions in reducing the unfunded commitment on our VFN to zero should be upheld although there can be no certainty regarding any eventual outcome. We continue to believe that the CDO indenture trustee’s actions were fully supported by the terms of the governing contracts and the relevant legal standards.
CIBC Third Quarter 2010

14. Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and Wholesale Banking. These business lines are supported by five functional groups–Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines.
     During the first quarter, the global repurchase agreement (repo) business that was previously part of Treasury in Corporate and Other was retroactively transferred to capital markets within Wholesale Banking. The results of the repo business were previously allocated substantially to other within CIBC Retail Markets. Also during the first quarter, large corporate cash management revenue previously reported in business banking within CIBC Retail Markets, was retroactively transferred to corporate and investment banking within Wholesale Banking. Prior period amounts were restated.
     The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results is different compared to total bank results.

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the three months ended		Markets	Banking	and Other	Total

Jul. 31, 2010	Net interest income (expense)	$1,515	$145	$(112)	$1,548
	Non-interest income	957	170	174	1,301

	Total revenue	2,472	315	62	2,849
	Provision for (reversal of) credit losses	304	29	(112)	221
	Amortization (1)	32	1	58	91
	Other non-interest expenses	1,320	257	73	1,650

	Income before income taxes and non-controlling interests	816	28	43	887
	Income tax expense	214	3	27	244
	Non-controlling interests	3	—	—	3

	Net income	$599	$25	$16	$640

	Average assets (2)	$273,094	$106,710	$(26,712)	$353,092

Apr. 30, 2010	Net interest income (expense)	$1,440	$172	$(115)	$1,497
	Non-interest income	894	376	154	1,424

	Total revenue	2,334	548	39	2,921
	Provision for (reversal of) credit losses	334	27	(45)	316
	Amortization (1)	28	1	65	94
	Other non-interest expenses	1,302	243	39	1,584

	Income (loss) before income taxes and non-controlling interests	670	277	(20)	927
	Income tax expense (benefit)	178	87	(4)	261
	Non-controlling interests	5	1	—	6

	Net income (loss)	$487	$189	$(16)	$660

	Average assets (2)	$261,145	$99,462	$(27,018)	$333,589

Jul. 31, 2009 (3)	Net interest income (expense)	$1,441	$89	$(161)	$1,369
	Non-interest income	877	463	148	1,488

	Total revenue	2,318	552	(13)	2,857
	Provision for credit losses	417	129	1	547
	Amortization (1)	26	2	70	98
	Other non-interest expenses	1,284	270	47	1,601

	Income (loss) before income taxes and non-controlling interests	591	151	(131)	611
	Income tax expense (benefit)	170	61	(59)	172
	Non-controlling interests	5	—	—	5

	Net income (loss)	$416	$90	$(72)	$434

	Average assets (2)	$263,996	$104,808	$(28,143)	$340,661

CIBC Third Quarter 2010

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the nine months ended		Markets	Banking	and Other	Total

Jul. 31, 2010	Net interest income (expense)	$4,462	$464	$(367)	$4,559
	Non-interest income	2,746	1,012	514	4,272

	Total revenue	7,208	1,476	147	8,831
	Provision for (reversal of) credit losses	1,003	80	(187)	896
	Amortization (1)	89	3	187	279
	Other non-interest expenses	3,907	817	164	4,888

	Income (loss) before income taxes and non-controlling interests	2,209	576	(17)	2,768
	Income tax expense	581	166	44	791
	Non-controlling interests	13	12	—	25

	Net income (loss)	$1,615	$398	$(61)	$1,952

	Average assets (2)	$266,981	$102,721	$(27,103)	$342,599

Jul. 31, 2009 (3)	Net interest income (expense)	$3,911	$341	$(277)	$3,975
	Non-interest income (expense)	3,003	(332)	394	3,065
	Intersegment revenue (4)	2	—	(2)	—

	Total revenue	6,916	9	115	7,040
	Provision for credit losses	1,020	136	69	1,225
	Amortization (1)	92	5	204	301
	Other non-interest expenses	3,798	810	82	4,690

	Income (loss) before income taxes and non-controlling interests	2,006	(942)	(240)	824
	Income tax expense (benefit)	564	(310)	25	279
	Non-controlling interests	15	—	—	15

	Net income (loss)	$1,427	$(632)	$(265)	$530

	Average assets (2)	$264,319	$114,671	$(24,405)	$354,585

(1)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and finite-lived intangible assets.

(2)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(3)	Certain prior period information has been restated to conform to the presentation in the current period.

(4)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
15. Accounting developments
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011 and will publish our first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. Upon adoption, we will provide fiscal 2011 comparative financial information also prepared in accordance with IFRS.
     The transition to IFRS represents a significant initiative for us and is supported by a formal governance structure with an enterprise view and a dedicated project team.
     The requirements concerning the transition to IFRS are set out in IFRS 1, First-Time Adoption of International Financial Reporting Standards, which generally requires that changes from Canadian GAAP be applied retroactively and reflected in our opening November 1, 2010 comparative IFRS consolidated balance sheet. However, there are a number of transitional elections, some of which entail an exemption from full restatement, available under the transitional rules that we continue to evaluate.
     IFRS is expected to result in accounting policy differences in many areas. Based on existing IFRS and the assessment of our transitional elections to date, the areas that have the potential for the most significant impact to our financial and capital reporting include derecognition of financial instruments and the accounting for post employment benefits. Proposed changes to the IFRS accounting standards, including the changes related to employee future benefits noted above, may introduce additional significant accounting differences, although we expect that most of the changes arising from the proposed standards will not be effective for us until the years following our initial IFRS transition in 2012.
     The impact of IFRS to us at transition will ultimately depend on the IFRS standards and capital reporting rules in effect at the time, accounting elections that have not yet been finalized, and the prevailing business and economic facts and circumstances.
CIBC Third Quarter 2010

TO REACH US:
Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-2088, fax 416-980-5028, or e-mail: john.ferren@cibc.com
Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com
CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.
Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.
Earnings Conference Call: CIBC’s third quarter conference call with analysts and investors will take place on Wednesday, August 25, 2010 at 8:00 a.m. (ET). The call will be available in English (416-695-6622 in Toronto, or toll-free 1-800-766-6630 throughout the rest of North America) and French (514-392-1478 in Montreal, or toll-free 1-866-223-7781). A telephone replay of the conference call will be available in English and French until midnight (ET) September 8, 2010. To access the replay in English, call 416-695-5800 or 1-800-408-3053, passcode 4748452#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 8453330#.
Audio Webcast: A live audio webcast of CIBC’s third quarter results conference call will take place on Wednesday, August 25, 2010 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.
Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 28, 2011 at The Fairmont Winnipeg in Winnipeg, Manitoba, Canada.
Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.
DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact CIBC Mellon Trust at 416-643-5500, or toll free at 1-800-387-0825, or fax 416-643-5501.
PRICE OF COMMON SHARES
ISSUED UNDER THE
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
issued	option	dividend options

May. 3/10	$75.61
Jun. 1/10	$73.06
Jul. 2/10	$69.32
Jul. 28/10		$66.28

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com